82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030528

REGISTRANT'S NAME African Gem Resources Limited

*CURRENT ADDRESS Diamond Centre
240 Commissioner Str,
Johannesburg, South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5257 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE : 2/12/02



African Gem Resources Limited
(Formerly African Gem Resources (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1998/007292/06)
("Afgem")

PROSPECTUS

relating to

the private placing of 30 402 500 ordinary shares of 0,001 cents each in the share capital of Afgem at an issue price of 400 cents per ordinary share to selected institutions, investors and advisers.

Opening date of the private placing (09h00)	**Thursday, 27 July 2000**
Closing date of the private placing (12h00)	**Tuesday, 1 August 2000**
Proposed listing date (09h00)	**Tuesday, 8 August 2000**

This prospectus is not an invitation to the public to subscribe for ordinary shares in Afgem, but is issued in compliance with the Johannesburg Stock Exchange ("JSE") Listings Requirements for the purpose of providing the public with information regarding Afgem and its subsidiaries. It is intended that the shares will be privately placed and listed thereafter on the JSE. This prospectus has been prepared on the basis that the private placing has been implemented by Afgem.

Subject to obtaining a spread of shareholders acceptable to the JSE, the listing of 135 820 182 issued fully paid ordinary shares of 0,001 cents each has been granted by the JSE in the "Diamonds: Mining Resources" sector of the JSE list, under the abbreviated name "Afgem", with effect from 09h00 on Tuesday, 8 August 2000. Application has been made to the JSE for the renaming of the "Diamonds: Mining Resources" sector to "Diamonds and Gems: Mining Resources" sector. [7.A.4, 7.C.2]

The shares offered for subscription in terms of this prospectus will rank pari passu with the existing ordinary shares in Afgem.

The authorised share capital of Afgem will comprise 250 000 000 ordinary shares of 0,001 cents each and the issued share capital of Afgem, after the private placing, will comprise 135 820 182 ordinary shares of 0,001 cents each. [7.A.4, 7.C.2]

The directors of Afgem, whose names are given in paragraph 5 of this prospectus, collectively and individually accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, no other facts have been omitted from this prospectus which would make any statement herein false or misleading and that they have made all reasonable enquiries to ascertain such facts and that this prospectus contains all information required by law. [7.B.17]

KPMG Inc. Chartered Accountants (SA) and Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited, whose reports are contained in this prospectus, have given and have not, prior to registration, withdrawn their written consent to the inclusion of their reports in the form and context in which they appear. [7.F.5]

Investment house


HSBC
HSBC Investment Services (Africa) (Pty) Limited

Competent person


SRK Consulting

Sponsoring broker


HSBC
HSBC Securities (South Africa) (Pty) Limited

Corporate advisers


MICOFIN

Auditors and reporting accountants


KPMG

Attorneys



Date of issue: Thursday, 27 July 2000

An English copy of this prospectus, accompanied by the documents referred to under "Registration of prospectus" in paragraph 17 of this prospectus, was registered by the Registrar of Companies on Thursday, 20 July 2000 in terms of section 155(1) of the Companies Act, 1973 (Act 61 of 1973), as amended.

CONTENTS

CORPORATE INFORMATION (1(a), 3, 4 and 5) [7.A.1, 7.B.7, 7.B.8]

Secretary and registered office (1(a) and 5)
J D Hill and Company
93 Bedford Avenue
Benoni, 1501
(P O Box 492, Benoni, 1501)

Investment house (4)
HSBC Investment Services (Africa)(Pty) Limited
(Registration number 1984/001736/07)
HSBC Place
6-9 Riviera Road
Houghton, 2198
(Private Bag X951, Houghton, 2041)

Sponsoring broker
HSBC Securities (South Africa)(Pty) Limited
(Registration number 1999/010899/07)
HSBC Place
6-9 Riviera Road
Houghton, 2198
(Private Bag X951, Houghton, 2041)

East Wing
1st Floor, Block B
Granger Bay Court
Beach Road
V & A Waterfront, 8001
(P O Box 51049, Waterfront, 8002)

T & N House
535 Ridge Road, Berea
Durban, 4001
(P O Box 704609, Overport, 4067)

Transfer Secretaries
Computershare Services Limited
(Registration number 1958/003546/06)
1st Floor, Edura
41 Fox Street,
Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)

Corporate advisers
Mining Commodities Financing (Pty) Ltd
(Registration number 1999/008942/07)
1st Floor, Isle of Houghton
Boundary Road
Houghton, 2198
(P O Box 544, Parklands, 2121)

Attorneys (4)
HR Levin Attorneys, Notaries and Conveyancers
Kentgate
64 Kent Road
Dunkeld,
Johannesburg, 2196
(P O Box 52235, Saxonwold, 2132)

Auditors and reporting accountants (3)
KPMG Inc. Chartered Accountants (SA)
85 Empire Road
Parktown, 2193
(Private Bag 9, Parktown, 2122)

Competent person
Steffen, Robertson and Kirsten (South Africa)
(Proprietary) Limited
(Registration number 1995/012890/07)
SRK House
265 Oxford Road
Illovo, 2196
(P O Box 55291, Northlands, 2116)

Commercial bankers
Nedcor Bank Limited
(Registration number 1951/000009/06)
Commercial Central Branch
4th Floor
66 Sauer Street
Johannesburg, 2001

SALIENT FEATURES

This summary contains the salient features of the private placing detailed in this prospectus, which should be read in its entirety for a full appreciation thereof. The definitions set out on pages 10 to 11 of this prospectus apply, mutatis mutandis, to the salient features.

BACKGROUND & NATURE OF BUSINESS

Afgem aims to be the world's leading coloured gemstone company, vertically integrated through mining, beneficiation and worldwide marketing of high value coloured gemstones. At present, Afgem comprises a holding company and three subsidiaries, namely:

- Afgem Marketing, a beneficiation and marketing company incorporated in South Africa;
- Afgem International, an offshore marketing company incorporated in the BVI; and
- MML, a tanzanite mining company incorporated in Tanzania.

The Group structure is as follows:


AFRICAN GEM
MARKETING (PTY) LTD
(South Africa)
MERELANI MINING
LIMITED
(Tanzania)
AFGEM INTERNATIONAL
LIMITED
(BVI)
AFGEM
MARKETING
MML
(AFGEM TANZANIA)
AFGEM
INTERNATIONAL
100%
75%
(25%-Tanzanian Nationals)
100%
LAPIDARY DIVISION
AFRICA DIVISION
OVERSEAS DIVISION
MINING DIVISION
TRADING DIVISION

Through the acquisition and consolidation of the Montana Precious Gems (Pty) Ltd ("Montana") and Rolling Stone Marketing CC ("Rolling Stone") into Afgem Marketing, and through the purchase of the mining rights to Block 'C' of the Merelani tanzanite area in northern Tanzania, Afgem has created a vertically integrated business which will add value at all points along the route to market, from the source to the consumer.

Through the management teams of Montana and Rolling Stone, Afgem has accumulated extensive experience in the cutting, polishing, grading, certifying and packaging of coloured gemstones. The successful integration of these companies into the Afgem Group with effect from 1 March 1999 has yielded trading results beyond expectations.

In December 1998, Afgem was successful in bidding for the assets and mining rights of Block 'C' of the Merelani tanzanite area. Tanzanite, a violet-blue gemstone of the zoisite family unique to the Merelani area, has become extremely popular in the US market. The mining rights acquired by the Afgem Group represent approximately two thirds of the world's known resources of tanzanite, offering a unique opportunity in terms of mining and marketing potential.

A comprehensive two year study of the deposit has given Afgem a 50 million ct resource, sufficient to support a conservatively based 19 year life of mine. SRK states that *"there is considerable evidence to indicate the presence of additional payshoots (fold closures)* within the JWZ in Block 'C', as well as a continuation with depth of the JWZ below surface". There is therefore excellent potential for this resource to be significantly increased. Proven mining extraction technology will be combined with an existing processing plant to efficiently exploit this ore body, whilst continued exploration offers considerable further potential.

Afgem has recognised the unique opportunity of supplying tanzanite to a market characterised by surplus demand and a historically volatile price. In a fragmented and informal industry, Afgem aims to instill price stability and supply continuity, whilst leveraging off its strategic competitive advantage: product differentiation, through a comprehensive and innovative marketing strategy.

The total wholesale market value for polished coloured gemstones is significant and estimated to be approximately equal to that for polished diamonds. With the sub-Saharan basin equalling South America as the most important coloured gemstone producing region, and the world market showing consistent growth over the past decade, Afgem believes that it is uniquely positioned to take advantage of the growing demand for coloured gemstones. Globalisation, branding and the internet represent key challenges for the future and Afgem is comprehensively addressing these aspects of its business in pursuit of its vision.

OBJECTIVES AND STRATEGY

Afgem's key objective will be to enhance shareholder value through a combination of real earnings and asset value growth. Pursuant to this, Afgem has formulated a focused and specific set of objectives that encompass the company's business operating disciplines, target products and geographical areas of operation.

Afgem's vision is to become the world's foremost vertically integrated coloured gemstone business, with its primary strengths being mining, beneficiation, branding and wholesale marketing. Target products have been confined to high value coloured gemstones, and operations will be restricted to politically stable sub-Saharan African nations with progressive mining and investment policies.

THE MERELANI TANZANITE PROJECT

Tanzanite was discovered in the Merelani area of northern Tanzania by [illegible] in 1967. Hailed as the most important gemstone find of the twentieth century by Tiffany & Co., tanzanite, according to the [illegible] journal, Colored Stone, is forecast to be the second most popular coloured gemstone in the USA in 2000 and is growing in global popularity.

Through MML, Afgem holds the rights to two thirds of the world's known resources of tanzanite. Extensive underground and surface geological analysis was performed by the Geology Department of the University of Stellenbosch ("Stellenbosch") under the leadership of Professor Reyno Scheepers, forming the basis of the bulk sample and Feasibility Study undertaken by SRK. From the results of the geological analysis and the bulk sample, the resource has been classified as indicated in accordance with the guidelines outlined in the SAMREC code, as tabled below. The continuation of the ore body with depth and the expected additional payshoots fall within the Inferred Resource class [illegible] the evaluation.

Indicated Resource

Category	Volume (m³)	Tonnes	Recovered Tanzanite (cpt)	Contained Tanzanite ('000 ct)
JWZ low grade				
(excluding payshoot)	840 350	2 226 920	20	44 539
Payshoot	4 360	11 550	508	5 867
Total JWZ	844 710	2 238 470	22	50 406

Notes: 1) A density of 2.65t/m³ has been used
2) No inferred resource has been included

The mine will be developed using existing mining infrastructure on the JWZ along the [illegible] payshoot. The majority of underground mining operations will take place on reef, which includes selective pillar extraction on retreat. Ore will be transported to surface via a single drum hoist, tipped into a storage bin, loaded onto dump trucks and transported to the plant.

Production is expected to start in the 2002 financial year, with steady state production of 1,5 million ct attained in the 2003 financial year. (Refer to Table 5.2, Annexure 5)

Ore delivered to the plant will first pass through two stages of size reduction and screening, before being concentrated in the HMS plant, after which it is sent to the sorthouse. At the sorthouse, tanzanite will be sorted, cobbed and graded for final dispatch to the cutting centres.

An integrated security plan has been implemented by MML to minimise the risk at each stage, whilst ensuring that operating efficiencies are not compromised.

Afgem is committed to contributing in a meaningful and sustainable manner to the local communities in which it conducts mining operations, by creating jobs, offering vocational skills training and investing in community development projects. Infrastructural improvements will also benefit the communities, as will Afgem's commitment to the preservation of the environment.

FUTURE PROSPECTS

Afgem operates within a US$ 10 billion per annum industry that is both fragmented and informal. Unlike the diamond industry, which is controlled by large mining companies, the coloured gemstone business is characterised by small mining companies and local artisanal miners. Most of these operators have a short-term vision and are undercapitalised. Consequently, there has been very little systematic exploration for new deposits and for extensions to existing deposits.

There are numerous occurrences of coloured gemstones in Central, Southern and East Africa (including Madagascar) apart from tanzanite, such as tsavorite (a green garnet), alexandrite, ruby, emerald, sapphire, tourmaline and aquamarine. Most of these deposits are either exploited on a small informal scale or have ceased production, due to lack of capital and expertise.

While Afgem does not plan to conduct 'grass-roots' exploration, further exploration will be conducted in the Merelani tanzanite area and elsewhere in sub-Saharan Africa. Numerous opportunities exist for a well-capitalised and well-managed company to acquire and develop viable operations that will ultimately enhance shareholder value by growing future earnings.

SALIENT FINANCIAL INFORMATION

The audited consolidated results for the Afgem Group are set out below. The salient financial information should be read in conjunction with paragraph 8 of this prospectus, as well as Section 8 of the CPR.

	Year ended 29 February 2000 (audited)
Turnover (R'000)	**8 526**
Income attributable to ordinary shareholders (R'000)	1 034
Weighted average number of ordinary shares in issue ('000)	70 474
Earnings per ordinary share (cents)	1,47
Net asset value per ordinary share (cents)	33

PURPOSE OF THE PRIVATE PLACING AND LISTING

The main purpose of the private placing and listing is to:

- increase the capital base of Afgem;
- afford Afgem management and employees, selected financial institutions and investors the opportunity to participate directly in the equity of Afgem;
- raise sufficient capital to fund mining development and working capital requirements;
- enhance investor and general public awareness of Afgem; and
- obtain the necessary spread of shareholders to enable Afgem to be listed on the JSE.

The proceeds of the private placing will also be utilised to defray the expenses of the private placing and listing.

This prospectus contains details of the private placing together with relevant information on the Company and Group in accordance with the requirements of the Act and the JSE Listings Requirements.

DETAILS OF THE PRIVATE PLACING AND RELEVANT INFORMATION

30 402 500 ordinary shares will be offered for subscription by way of a private placing in terms of this prospectus.

Subscription price per share	400 cents
Total amount to be raised before expenses	R121,6 million
Total number of shares in issue, after the private placing	135 820 182

The entire proceeds of the private placing, after paying the expenses of the private placing will accrue to the Company.

Application in terms of the private placing must be for a minimum of 100 ordinary shares and thereafter in multiples of 100 ordinary shares.

LISTING ON THE JSE

The listing of 135 820 182 ordinary shares in the share capital of Afgem has been granted in the "Diamonds: Mining Resources" sector of the JSE list under the abbreviated name "Afgem" with effect from 09h00 on Tuesday, 8 August 2000. Application has been made to the JSE for the renaming of the "Diamonds: Mining Resources" sector to "Diamonds and Gems: Mining Resources" sector.

COPIES OF THE PROSPECTUS

Copies of this prospectus, for information purposes only, may be obtained during normal business hours from Thursday, 27 July 2000 to Tuesday, 1 August 2000, both days inclusive, at:

- Afgem, Suite 105, First Floor, S.A. Diamond Centre, 240 Commissioner Street, Johannesburg;
- HSBC Investment Services (Africa) (Pty) Limited, Block C, HSBC Place, 6-9 Riviera Road, Houghton;
- HSBC Securities (South Africa) (Pty) Limited, Block C, HSBC Place, 6-9 Riviera Road, Houghton;
- HSBC Securities (South Africa) (Pty) Limited, East Wing, 1st Floor, Granger Bay Court, Beach Road, V & A Waterfront;
- HSBC Securities (South Africa) (Pty) Limited, T & N House, 535 Ridge Road, Berea, Durban;
- HR Levin, Attorneys, Notaries and Conveyancers, Kentgate, 64 Kent Road (Cnr Oxford Road), Dunkeld;
- J D Hill and Company, 93 Bedford Avenue, Benoni;
- KPMG Inc. Chartered Accountants (SA), 85 Empire Road, Parktown;
- Mining Commodities Financing (Pty) Limited, 1st Floor, Isle of Houghton, Boundary Road, Houghton;
- Investec Bank Limited, 2nd Floor, 100 Grayston Drive, Sandown, Sandton; and
- all broking members of the JSE.



THIS PAGE IS INTENTIONALLY LEFT BLANK

Part I

Prospectus



African Gem Resources Limited
(Formerly African Gem Resources (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1998/007292/06)
("Afgem")

PROSPECTUS

relating to

the private placing of 30 402 500 ordinary shares of 0,001 cents each in the share capital of Afgem at an issue price of 400 cents per ordinary share to selected institutions, investors and advisers.

This prospectus is issued in compliance with the provisions of sections 146(1) and 148(1)(a) of the Act. The relevant number of each applicable paragraph of Schedule 3 to the Act is given in parentheses after the appropriate heading within this prospectus.

1. DEFINITIONS

In this prospectus and the annexures hereto, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa and references to a person include references to juristic persons and vice versa.

"Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Afgem", "the Company", "Afgem Group" or "Group"	shall be a reference to African Gem Resources Limited (Registration number 1998/007292/06), a company incorporated in South Africa or African Gem Resources Limited and its subsidiary companies as detailed in Annexure 3 depending on the context in which the term is used;
"Afgem International"	Afgem International Limited (Registration number 332749), a company incorporated in accordance with the laws of the British Virgin Islands and a wholly owned subsidiary of Afgem;
"Afgem Marketing"	African Gem Marketing (Proprietary) Limited (Registration number 1998/0024798/07), a company incorporated in South Africa and a wholly owned subsidiary of Afgem;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"CPR"	Competent Person's Report prepared by SRK as detailed in Annexure 2;
"Graphtan"	Graphtan Limited (in Receivership), a Tanzanian graphite mining company and a subsidiary of Samax (a Canadian mining company) and previous owner of Mining Licence No. 08/92;
"IDC"	Industrial Development Corporation of South Africa Limited (Registration number 1940/014201/06), a company incorporated in South Africa;
"JSE"	the Johannesburg Stock Exchange;
"MML"	Merelani Mining Limited (Registration number 35046), a company incorporated in accordance with the laws of Tanzania and a subsidiary of Afgem;
"ordinary shares"	ordinary shares in the share capital of Afgem having a par value of 0,001 cents each;

"private placing"	the issue of 30 402 500 ordinary shares at an issue price of 400 cents per share to selected institutions, investors and advisers, details of which are described in this prospectus;
"prospectus"	this prospectus and the annexures hereto;
"SADC"	the Southern African Development Community;
"South Africa"	the Republic of South Africa;
"SRK"	Steffen, Robertson & Kirsten (South Africa) (Proprietary) Limited (Registration number 1995/012890/07), a company incorporated in South Africa;
"Tanzania"	the United Republic of Tanzania;
"tanzanite"	a violet-blue gemstone variety of the mineral zoisite unique to the Merelani mining area of northern Tanzania;
"transfer secretaries"	Computershare Services Limited (Registration number 1958/003546/06), a company incorporated in South Africa; and
"USA" or "US"	the United States of America.

In some instances reference is made in this prospectus to definitions, abbreviations and units used in the CPR. Should any terms or abbreviations differ, for the purposes of the body of the prospectus, the previously stated definitions apply.

GLOSSARY OF TERMS, ABBREVIATIONS AND UNITS FROM THE COMPETENT PERSON'S REPORT

Afgem International:	Afgem International Limited.
AMD:	acid mine drainage - sulphide-bearing minerals in the material react with water and air to produce acid.
Aquifer:	a water-bearing feature under the surface.
Artisanal miners:	informal miners.
Berm:	a rock or earth wall constructed to divert water or restrict access.
Biotite:	a common rock-forming mineral of the mica group, black in colour.
Boudin:	one of a series of sausage-shaped segments occurring within a boudinage structure
Boudinaged:	a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed between less competent layers has been stretched, thinned and broken at regular intervals into bodies resembling boudins, or sausages, elongated parallel to the fold axes.
BVI:	British Virgin Islands
ca:	circa, approximately
Calcite:	calcium carbonate, one of the most common minerals and a principal constituent of limestone.
Calibrated tanzanite:	calibrated is a term used to describe parcels of stones that have been matched to a high degree of accuracy in both colour, shape and size.
Clinopyroxene:	any of a group of pryoxenes crystallising in the monoclinic system and sometimes containing considerable calcium with or without aluminium.

Coarse discard:	discard material from the processing plant that is greater than 1 mm and less than 30 mm in size.
Cobbing:	the process whereby opaque, non gem-quality tanzanite is removed from the rough tanzanite.
CPR:	competent person's report.
Dip:	inclination of a geological feature from the horizontal.
Dolomitic marble:	a metamorphic rock composed essentially of dolomite, a calcium magnesium carbonate.
EATP:	Employment and Training Plan.
EIA:	Environmental Impact Assessment.
EMP:	Environmental Management Programme.
Extreme value analysis:	a method which assesses the progressive impact of extreme values to the statistical mean of a set of data.
Fine discard:	discard material from the processing plant that is less than 1 mm in size.
Fold hinge:	*the line along which maximum curvature of a fold occurs.*
Foliation:	the laminated structure resulting from segregation of different minerals into layers parallel to the schistosity.
Footwall:	the mass of rock beneath a fault plane, vein, lode or bed of ore; also the underlying side of an underground mine opening.
Garnet:	a group of silicate minerals which are used as a gem and as an abrasive, typically reddish brown in colour.
Gneiss:	a coarse-grained rock in which bands rich in granular minerals alternate with bands in which schistose minerals predominate.
Graphite:	a black to steel-gray, very soft mineral composed of carbon.
Hangingwall:	the overlying side of an orebody or underground mine opening.
HMS:	Heavy Media Separation.
Inferred Tanzanite Resource:	that portion of a tanzanite resource for which tonnage, grade and average tanzanite value can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity and a sufficiently large tanzanite parcel is not *available to ensure a reasonable representation of the tanzanite assortment. It is based on* information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that may be limited or of uncertain quality and reliability. (The SAMREC definition for an Inferred Diamond Resource, with tanzanite replacing every occurrence of diamond)
Indicated Tanzanite Resource:	that part of a tanzanite resource for which tonnage, densities, shape, physical characteristics, grade and average tanzanite value can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed and sufficient tanzanite has been recovered to allow a confident estimate of average tanzanite value.

	(The SAMREC definition for an Indicated Diamond Resource, with tanzanite replacing every occurrence of diamond)
Intercalated:	inserted among others, as a bed or stratum of lava between other beds of a different material.
Isoclinal:	dipping in the same direction.
Jewellery Council:	Jewellery Council of South Africa.
JWZ:	Juuyawatu Zone
KIA:	Kilimanjaro International Airport.
Kyanite:	a triclinic mineral composed of aluminium silicate
Lineation:	any linear structure within or on a rock resulting from flowage shown by rotation of mineral grains or other bodies, intersection of planes, slippage along glide planes and growth of crystals.
Lithostratigraphic:	stratigraphic description based only on the physical and petrographic features of rocks occurring in a given lithological sequence.
LoM:	life of mine.
Massive:	occurring in thick beds, free from minor joints and lamination, often without definite crystalline structure.
Measured Tanzanite Resource:	that part of a tanzanite resource for which tonnage, densities, shape, physical characteristics, grade and average tanzanite value can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are spaced closely enough to confirm geological and grade continuity and sufficient tanzanite have been recovered to allow a confident estimate of average tanzanite value.
	(The SAMREC definition for a Measured Diamond Resource, with tanzanite replacing every occurrence of diamond)
Median:	the value associated with the midpoint of a size distribution.
Metamorphic:	a term used to describe a rock which has undergone alteration of its composition, texture or internal structure by conditions and forces related to pressure, heat and the introduction of new chemical substances.
Mozambique Belt:	Pan-African metamorphic suture separating Mozambique belt from the Zimbabwe craton.
MEM:	Tanzanian Ministry for Energy and Minerals.
MML:	Merelani Mining Limited.
Montana:	The Montana Precious Group (Proprietary) Limited
Multivariate discriminant analysis:	the simultaneous measurement of a large number of, in this case, geochemical variables in order to classify and interpret rocks of the same nature.
MW:	Tanzanian Ministry of Water.
NEMC:	Tanzanian National Environment Management Council.
Nominal terms (values):	the value of money quoted in money of the day, i.e. adjusted to compensate for inflationary changes.

Non-parametric estimator: an estimator that does not rely on the assumption of a parametric distributional model.

NPV: net present value.

Pan-African basement: Late Precambrian (±600 Ma old) continental geological architecture of central Africa.

Payshoot: a term used to define the zone around the fold closure axis where preferential formation of tanzanite has occurred.

Plunge: the inclination of a fold axis or other geologic structure, measured by its departure from the horizontal. Mainly used for the geometry of folds.

Polyline: a rock or earth wall constructed to divert water or restrict access.

Porphyroblast: a term given to large grains of crystals, commonly perfect, developed in schists resulting from deformation of rocks originally containing phenocrysts.

Probable Tanzanite Reserve: the economically mineable material from a measured and/or indicated tanzanite resource. It is estimated with a lower level of confidence than a proved tanzanite reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

(The SAMREC definition for a Probable Diamond Reserve, with tanzanite replacing every occurrence of diamond)

Proven Tanzanite Reserve: the economically mineable material from a measured tanzanite resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

(The SAMREC definition for a Proven Diamond Reserve, with tanzanite replacing every occurrence of diamond)

Pyrite: "fool's gold"; a brass-yellow mineral of iron sulphide commonly in striated cubes.

R15: sample 15 taken from the raise

Raise: a mine development or shaft which is driven from below upward, i.e. at an angle above the horizontal.

Real terms (values): costs and revenues given in constant money terms, i.e. established at a given point in time and then kept constant for the life of the project.

Republic: The Government of the Republic of Tanzania; also the Republic of Tanzania.

Reserve: that portion of a mineral resource on which technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.

Resource:	a tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
Rolling Stone:	Rolling Stone Marketing CC.
RoM:	run-of-mine; ore feed from mine which includes mining dilution.
SAMREC:	South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource Committee under the auspices of the South African Institute of Mining and Metallurgy, March 2000.
Scapolite:	a hydrous mineral consisting of alkali metal alumino-silicates, confined to metamorphic environments.
Schists:	a medium to coarse-grained metamorphic rock with subparallel orientation of the micaceous minerals which dominate its composition.
Schistosity:	that variety of foliation that results from the parallel arrangement of platy and ellipsoidal mineral grains.
Sillimanite:	an orthorhombic mineral of aluminium silicate, which is trinorphous with kyanite and andalusite.
SML:	Special Mining Licence.
Stellenbosch:	the Department of Geology at the University of Stellenbosch.
Suboutcrop:	the near-surface position of bedrock or strata on a palaeo-surface under an overlying cover of detritus and soil.
Sulphide:	a compound of sulphur joined with a positive element or radical.
Tailings:	that portion of the finely ground ore from which valuable minerals have been extracted and is rejected during the concentrating stage.
Tanzanite:	a vanadium-rich violet-blue gemstone variety of zoisite.
Titanite:	a monoclinic mineral of calcium titanium silicate, also called sphene.
Toe drain:	a drain installed at the base of the wall of a tailings dam on the down stream of the wall.
Tsavorite:	green grossular garnet.
W8:	sample number 8 taken from the winze.
Waste:	country rock that does not contain economic mineralisation grades.
Winze:	an underground development that is advanced at an angle below the horizontal or in a down-dip direction.
Winze - Face:	part of a sample that was taken from the face of a winze development end and treated separately.
Winze - HMS:	the blasted material from a one-metre advance in the winze that was treated through the HMS.
Wollastonite:	a triclinic mineral of calcium silicate commonly found in contact-metamorphosed limestones.
Zoisite:	a hydrated calcium aluminium silicate orthorhombic mineral found in metamorphic rocks.

UNITS

°	degree (measurement of angle)
°C	degrees Celsius
cm	centimetre
cpt	carat per tonne
c, ct	carat (5ct = 1g)
g	gramme
g/t	gramme per metric tonne
h,hr	hour
ha	hectare
kg	kilogramme
kg/t	kilogramme per metric tonne
kg/m³	kilogramme per cubic metre
kl	kilolitre
km	kilometre
km²	square kilometre
kVA	kilo volt-ampere, measure of electrical power supply
l	litre
m	metre
Ma	million years ago
mamsl	metres above mean sea level
m³	cubic metres
mm	millimetre
M	million
MW	megawatt or million watts; measure of electrical power
%	percent
R, Rand	South African Rand
t	tonnes
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
t/m³	tonnes per cubic metre (specific gravity)
tpm	tonnes per month
US$	United States dollar
US$m	million United States dollars
US$/ct, $/ct	United States dollar per carat

SOURCES AND BASES OF REFERENCE

Due to the fragmented nature of the coloured gemstone industry, formal research information and statistics are limited to those available from trade publications and independent associations. References in this document relating to the importance of mines, products and markets, market size and values are based on management estimates and, where available, market statistics and information.

2. PURPOSE OF THE PRIVATE PLACING AND LISTING (7) [7.C.1]

The main purpose of the private placing and listing is to:

- increase the capital base of Afgem;
- afford Afgem management and employees, selected institutions and investors the opportunity to participate directly in the equity of Afgem;
- raise sufficient capital to fund mining development and working capital requirements;
- enhance investor and general public awareness of Afgem; and
- obtain the necessary spread of shareholders to enable Afgem to be listed on the JSE.

The proceeds of the private placing will also be utilised to defray the expenses of the private placing and listing.

3. INCORPORATION, HISTORY AND NATURE OF BUSINESS [7.D.1 (a) (b) (d)]

Incorporation (1(a) and 6(a)(iv)) [7.A.1]

African Gem Resources (Proprietary) Limited was incorporated in South Africa as a private company on 17 April 1998. On 14 September 1998 it was converted into a public company. Its name was changed to African Gem Resources Limited and its registration number was changed from 1998/007292/07 to 1998/007292/06.

Background and history (6(a)(i))

Afgem comprises a holding company and three subsidiaries:

- Afgem Marketing, (established through the acquisition and consolidation of the businesses of Montana and Rolling Stone), a local and international beneficiation and marketing company;
- Afgem International, an offshore marketing company; and
- MML, the Merelani Tanzanite Mine in northern Tanzania.

Montana was established in 1992 as a gem mining business, with its initial activity being small-scale mining in the Kafubu Emerald Fields of northern Zambia. It later diversified into cutting, polishing and wholesale marketing of high value coloured gemstones, including emerald, ruby, sapphire, tanzanite, aquamarine, tourmaline and tsavorite. Montana established a gemstone cutting facility in 1993, the management of which has developed extensive experience in the process of adding value (cutting and polishing, laser-inscribing, packaging, certifying and grading) and in particular, gaining unique skills specific to the enhancement of tanzanite. Prior to its incorporation into the Afgem Group, Montana was acknowledged by the industry to be South Africa's leading coloured gemstone company.

Rolling Stone was established in 1990 as a coloured gemstone trading and marketing company, specialising in the wholesale marketing of calibrated gemstones to the jewellery manufacturing sector. In 1996, Rolling Stone was appointed the South African agent for Swarogem, a subsidiary of the Austrian Swarovski company, and successfully marketed the Swarogem range of calibrated gemstones.

Both Montana and Rolling Stone have been merged into the Afgem Group, which recently completed its first full year of trading as Afgem Marketing, achieving excellent results.

In December 1998, Afgem was successful in bidding for the assets and mining rights of the Merelani Tanzanite Mine via MML. Tanzanite, a violet-blue gemstone of the zoisite family unique to the Merelani area, has become extremely popular in the US market. The mining rights acquired by Afgem represent approximately two thirds of the world's known resource of tanzanite, offering a unique opportunity in terms of mining and marketing potential.

Afgem funded the acquisition and subsequent Feasibility Study of its tanzanite project through a private placing of 40 185 182 shares in February 1999, with the IDC participating and emerging as a major shareholder thereafter.

The total wholesale market value for polished coloured gemstones is estimated to be equal to that for polished diamonds: US$ 10 billion per annum. With the sub-Saharan basin equalling South America as the most important coloured gemstone-producing region, and with the world market showing consistent growth over the past decade, Afgem believes that it is uniquely positioned to take advantage of the growing demand for coloured gemstones. In order to harness this opportunity, Afgem will apply proven mining technology and expertise and its extensive knowledge and experience in the coloured gemstone business to the Merelani tanzanite project and other opportunities in the sub-Saharan region. Through exploration, acquisition, joint-venturing and organic growth, Afgem aims to formalise and consolidate this high-value fragmented industry.

Nature of business (6 (b)) [7.D.2]

The Afgem Group is a focused coloured gemstone business, with its vertically integrated core activities being the exploration, mining, beneficiation and marketing of high value coloured gemstones found within sub-Saharan Africa.

Afgem has consolidated its beneficiation and marketing operations into Afgem Marketing, a single operating subsidiary with three divisions:

- the Lapidary division - cutting and polishing and further value adding processes;
- the Africa division - sales and marketing in Africa; and
- the Overseas division - sales and marketing internationally.

Each division operates as an independent profit centre, with its own divisional management structure.

Through management of Montana and Rolling Stone, the Group has 10 years of coloured gemstone sales and marketing experience. Globalisation, branding and the Internet represent the key challenges for the future and Afgem is comprehensively addressing these aspects of its business in pursuit of its goal of becoming the world's leading coloured gemstone mining and marketing company.

Beneficiation of rough high value coloured gemstones is a key strength of the Group, which Afgem is further building upon by expansion and upgrading of its cutting and polishing facilities, using the most modern equipment available. Initiatives such as the laser-inscription of gemstones and unique packaging concepts are being successfully pursued by the Lapidary division.

In adapting to a vertically integrated business with the addition of exploration and mining as core operations, Afgem acquired, explored and assessed what is recognised as one of the world's most important gemstone properties: the Merelani Tanzanite Mine in northern Tanzania. A comprehensive two year study of the deposit has given Afgem a 50 million ct resource sufficient to support a conservatively based 19 year life of mine. Mineralisation is known to occur in other horizons of the property with a high probability of generating additional resources. Proven mining extraction technology will be combined with an existing processing plant to efficiently exploit the ore body, whilst continued exploration offers considerable further potential.

Recently, the tanzanite market has been characterised by a declining supply trend, mainly due to primitive existing mining methods and the depletion of shallow reserves, resulting in a demand surplus over supply. By combining proven mining methods with a strong management team, Afgem aims to take advantage of the vibrant but poorly serviced market for tanzanite by satisfying the demand surplus. In an historically fragmented and informal industry, Afgem intends to instill price stability, differentiating in branding, marketing and continuity of supply of tanzanite, in order to achieve a strategic competitive advantage within the coloured gemstone industry.

The Group is committed to financing and implementing social investment initiatives, in order to contribute in a meaningful and sustainable way to the local communities of the countries in which it conducts mining operations. Afgem is also committed to operating to the highest international standards both with regard to the health and safety of its workforce and the preservation of the environments in which it operates.

Afgem Group structure (6(e))


THE AFGEM GROUP
AFRICAN GEM RESOURCES LIMITED (South Africa)
AFRICAN GEM MARKETING (PTY) LTD (South Africa)
MERELANI MINING LIMITED (Tanzania)
AFGEM INTERNATIONAL LIMITED (BVI)
AFGEM MARKETING
MML (AFGEM TANZANIA)
AFGEM INTERNATIONAL
100%
75% (25%-Tanzanian Nationals)
100%
LAPIDARY DIVISION
AFRICA DIVISION
OVERSEAS DIVISION
MINING DIVISION
TRADING DIVISION

Management

Afgem management's expertise extends to all aspects of the coloured gemstone business, including prospecting, mining, sorting, valuing of rough, cutting, polishing, value-enhancing and marketing of coloured gemstones.

The management and structure of the Afgem Group and its operations is organised to facilitate the achievement of its overall objectives, with an emphasis on:

- focused management with clear responsibility and accountability;
- a flat management structure, focused on merit rather than position;
- simplicity and transparency of operational and management strategy; and
- continued development of technical, financial and marketing expertise.

Afgem's management and staff include individuals with experience in operating in diverse political, geographical and geological environments. The Company intends employing this expertise in politically stable and investor-friendly countries of sub-Saharan Africa in pursuit of new business opportunities.

Key members of Afgem's management team have signed service contracts for a minimum period of three years. These contracts provide for the payment of market-related remuneration packages as determined by the remuneration committee comprising non-executive directors.

In order to align the goals of shareholders and management and to obtain the participation, commitment and continued dedication of the entire Afgem team, employees at all levels will be incentivised through a meaningful equity interest in the Company.

Afgem's share incentive scheme will assist in the attraction, retention and motivation of key employees for the long-term benefit of the Company. The scheme will provide a mechanism to promote Afgem's philosophy of building a 'meritocracy', whereby employees are rewarded primarily for performance and commitment.

Part II

P r o s p e c t u s

4. PROSPECTS (6(i)) [7.D.5]

Introduction to the Tanzanite Project

Anecdotal evidence of the early history of tanzanite suggests that it was discovered in 1967 by Ali Juuyawatu. Hailed by Tiffany & Co. as the most important gemstone find of the twentieth century, this violet-blue variety of the mineral zoisite is unique to the foothills of Mount Kilimanjaro in northern Tanzania.

Tanzanite's unique properties and appeal include:

- rarity: tanzanite is estimated to be one of the rarest gems;
- single source: the Merelani mining area is the only known source in the world; and
- trichroism: tanzanite is trichroic, which means that it exhibits a different colour from each of its three crystallographic axes.

Tanzanite is growing in global popularity and is forecast, in 2000, by Colored Stone (an authoritative gemstone journal) to be the second most popular coloured gemstone in the USA. Worldwide sales of polished tanzanite at wholesale prices are estimated to be US$ 150 million per annum, despite minimal advertising and promotion to date.

Mine Location

The Merelani Tanzanite Mine is situated in the Merelani hills in the Arusha region of northern Tanzania, approximately 1 100m above sea level. The area is divided into four blocks, known as 'A', 'B', 'C' and 'D'. Afgem holds the mining rights for Block 'C', the largest of the blocks.

The climate is temperate with average temperatures confined to a low of 13°C and a maximum of 36°C, with average annual rainfall of 536mm.

The area is well supported by regional infrastructure, with Kilimanjaro International Airport (KIA) 14km from the mine, and a rail siding 25km from the mine.

KIA is connected to the major regional towns of Arusha and Moshi by tar roads. There are daily flights from KIA to Dar es Salaam, the commercial centre of the country, with three weekly flights to Johannesburg and regular international flights.



Lake Victoria
Mwanza
Arusha
Moshi
KIA
Lake Tanganyika
Dodoma
Dar es Salaam
TANZANIA
N
Lake Malawi
Moshi
Arusha
KIA
Airport
S A N Y A
P L A I N S
Camp
Main Shaft

Mine History

Commercial mining of tanzanite started at the Juuyawatu Pit, located at the centre of what is now known as Block 'C', and part of Afgem's licence area. According to records, between 1967 and 1972, two million ct of gem-quality tanzanite was produced by open-cast mining of the Juuyawatu Pit.

In 1972, the mines were nationalised in accordance with the Arusha Declaration, and the mining was taken over by the State Mining Corporation. Production records available for the first five years of operation indicate a decrease in grades, mainly attributed to haphazard mining methods and rampant theft, with official production of some 627 000 ct of gem quality tanzanite recorded for the period.

In 1978, the first comprehensive report on tanzanite was published by Tanzania Gemstone Industries, a state organisation established from the State Mining Corporation, specifically for the mining of gemstones. The report recommended the viability of full-scale mining, but no meaningful action was taken. During the next 10 years, recorded production decreased dramatically. There was also a steady increase in unofficial artisanal mining, culminating in 1989 when it was estimated that as many as 30 000 artisanal miners were working in the area, with more than half of these working on what is now Block 'C'.

The Tanzanian government dramatically curbed artisanal mining and demarcated the area into four blocks: 'A', 'B', 'C' and 'D', measuring 5km by 2km in total, encompassing the entire tanzanite producing area. There was little interest shown in Block 'A'. Blocks 'B' and 'D' were awarded to small miners, while Block 'C', the largest section and the centre of the producing area, was awarded to Graphtan. Artisanal mining on Block 'C' was subsequently stopped and currently no artisanal miners occupy Block 'C'.

Properties and Tenure

Special Mining Licence

MML was granted a Special Mining Licence No. SML 8/92 in accordance with the provisions of Section 39 of the Tanzanian Mining Act of 1998, on 10 March 2000. In terms of the SML, MML has been granted the right to use the surface area. An annual rental is paid for the use of the total licence area, which incorporates both the surface and mineral rights.

The SML provides mining rights over Block 'C' at Merelani in the Simanjiro District of the Arusha region, as defined by lines of latitude and longitude having the following corner coordinates:

Table 1. Corner Coordinates of SML 8/92

Corner	Latitude (S)	Longitude (E)
A	03deg. 33 min. 24.66sec.	37deg. 02min. 21.56sec.
B	03deg. 34min. 08.09sec.	37deg. 01min. 39.03sec.
C	03deg. 33min. 30.90sec.	37deg.00min. 41.82sec.
D	03deg. 32min. 39.89sec.	37deg. 01min. 15.34sec.
E	03deg. 31min. 35.00sec.	37deg.00min. 38.00sec.
F	03deg. 31min. 12.00sec.	37deg.01min. 11.00sec.

This SML covers an area of 8km² and confers on MML the exclusive right to carry on mining operations for tanzanite and other minerals and gemstones in the area. The SML is valid for a period of 12 years and four months from 10 March 2000 and will be extended for a further period of 25 years, provided that MML complies with the provisions of Section 42 of the Mining Act.

The provisions for an extension of the SML relate specifically to issues of:

- reasonable progress with mining development;
- sufficient remaining ore reserves;
- the future mining programme being in accordance with good mining practice; and
- environmental management satisfying the standards set by the National Environment Management Council of the government of Tanzania.

Compliance with these provisions is not considered to be onerous and has been incorporated into MML's strategy.

The SML also grants MML the authority to export tanzanite. Under the Mining Act, the holder of an SML is defined to be an authorised miner, who may export any mineral product recovered subject to the payment of royalties.

Mineral Rights

The mineral rights of the area encompassed by the SML, over Block 'C', are granted to MML in terms of Section 39 of the Act. The SML grants MML the exclusive right to mine, search for, dig, mill, process, transport, use and/or market tanzanite, tsavorite, kyanite, graphite or other minerals found to occur in association with that mineral in or under the special mining area. In addition, MML may execute such other works as are necessary for the above purpose.

All surface rights in Tanzania vest in the Government of the United Republic of Tanzania. The Government of Tanzania may grant the rights to the use of surface to a third party who or which would enjoy the use of those rights in terms of the relevant agreement with the Republic. The granting of a SML in accordance with the Mining Act grants the holder of the SML these rights.

The right to use the surface area of the SML is therefore granted to MML pursuant to Section 43 of the Mining Act. An annual fee of US$12 000 (based on US$1 500 per square kilometre) is paid as rent for the use of the licence area in total and not only the surface rights.

Geology

Background

In mid-1998, Afgem commissioned Professor Reyno Scheepers from the Geology Department of Stellenbosch University to study the geology of the tanzanite deposit. Together with several assistants, Professor Scheepers studied all facets of the geology, including detailed mapping of the surface and all identified pits excavated in Block 'C'. The cores from drillholes were relogged and samples were sent to the National Council for Geoscience for chemical analysis.

Professor Scheepers was permanently on site during the bulk sampling exercise when underground excavations were mapped and new development was carefully investigated.

In developing the geological model of the Merelani tanzanite deposit, Professor Scheepers incorporated the findings from his visits to workings in the neighbouring blocks. This model formed the basis for the computer-generated resource model and resultant mine planning, and has been used to guide future planning, development and exploration.

Regional Geological Setting

The tanzanite mineralisation is located on the northwestern limb of the Lelatema fold: a northerly plunging regional scale fold structure developed in Pan-African basement rocks. Similar to most coloured gemstone occurrences in East Africa, the tanzanite deposit is hosted in highgrade metamorphic graphitic gneisses, dolomitic marbles and garnet-sillimanite schists of the Mozambique belt.

Project Geology

The northeasterly trending, moderately northwest dipping (35° to 50°) lithostratigraphic succession of the Merelani Tanzanite Mine has been subdivided into two main units, namely the Upper and the Lower Horizon. The Upper Horizon comprises a massive unit of coarse-grained dolomitic marbles underlain by an up to 250m thick unit dominated by kyanite-biotite-graphite gneisses. The Upper Horizon contains potentially economic zones, offering further opportunity for future production of tanzanite.

The Lower Horizon, which underlies the central garnet-sillimanite gneiss, comprises kyanite-biotite-graphite gneisses similar to those of the Upper Horizon. The gneiss is intercalated with thin, up to 5m wide bands of dolomitic marble and garnet-sillimanite gneiss, and hosts the main, mineralised boudinaged JWZ.

The Boudin System

The Lower Horizon contains up to three parallel, closely spaced boudinaged layers. The JWZ was intersected in eight boreholes, along a strike of 2km, at depths of up to 150m below surface. The boudin system and enveloping banded gneisses range between 2m and 10m in thickness, as measured on surface. No pinching of the JWZ areas was noted in the boreholes, indicating that the mineralisation continues at depth.

The boudinaged layer has been affected by isoclinal folding. On a mine scale, folds show a consistent plunge of 15° to 20° to the north-northeast, parallel to both the regional stretching lineation and regionally developed isoclinal folds. The boudinaged layer is markedly thickened in fold hinges of isoclinal folds, progressively thinning on the limbs of the folds. The isoclinal folding and duplication of the boudinaged layers indicates that the mineralised layers recorded in the underground workings most likely represent only one original, refolded layer.

Mineralisation

Tanzanite mineralisation occurs in quartz and quartz-carbonate pockets that are spatially confined to a narrow, boudinaged layer of calcsilicate rocks, concordant within the northeasterly trending metasedimentary sequence. Boudins that host quartz pockets and associated tanzanite mineralisation show roundish to polygonal outlines in plan view and are best described as chocolate-tablet boudinage structures recording a flattening-type of bulk deformation.

Detailed geological mapping, coupled with the results obtained from the bulk sample, indicate that the grade of mineralisation is considerably enriched in fold hinges of the isoclinal folds, while the limbs of the folds exhibit a much lower, although still economic grade.

Tanzanite-bearing quartz pockets and veins occur in specific structural sites within, and adjacent to, boudins. Four main types of tanzanite-bearing structures can be distinguished, but all are associated with the boudins.

Project Evaluation

Trenching

Numerous trenches excavated by Graphtan, and more recently by Afgem, confirmed the position of the JWZ on surface. All of these were mapped in detail by the Stellenbosch geological team.

Strike parallel trenching was conducted on surface along the strike of the JWZ. Combining the trench data with downdip excavations in old workings, the presence of a fold closure could be clearly interpreted. Well-developed boudin systems were encountered in the old workings closely related to the fold closure as mapped in the trench. Extrapolating the closure downdip along the JWZ, a separation distance of 34m between fold closures is indicated if a parallel plunge is assumed.

Drilling

A total of eight drillholes intersected the JWZ at depths varying from 95m to 153m. Projection of the intersection of the JWZ in these boreholes to surface at a dip of 45° places the sub-outcrop of the JWZ in the same position as obtained from surface data, indicating a relatively underformed ore body from a structural point of view. This feature indicates a general constant dip of the JWZ horizon to at least 150m.

Geochemical Sampling

A total of 121 samples were taken from various units intersected in the drillholes. Ten samples from differing positions in the decline shaft and 40 samples from the bulk sampling programme were also taken. A multivariate discriminant analysis was performed on the geochemical results of these samples. This analysis showed a clear discrimination between the JWZ, hangingwall and footwall, at a factor of 98.92% between the different layers. This is an important fact, as future intersections of a boundinaged zone, for instance from deeper diamond drillholes, will prove conclusively whether it is the same zone as the JWZ.

Bulk Sampling and Quality Assessment

A bulk sampling programme, some 65m below surface, was conducted at the end of a decline shaft from the original Juuyawatu pit to arrive at a tanzanite ore grade and to detail the geological features controlling tanzanite mineralisation. Two 25m long developments were excavated in the plane containing the JWZ . The 25m winze sample, which was a continuation of the existing decline dipping at an average of 16°, yielded some 399t of ore. The raise, the sample of which contained 218t of ore, was developed perpendicular to the winze in an up-dip direction.

Strict geological control was exercised and a complete photographic record was kept of each mapped area. After each blast, the face was inspected by independent monitors and any exposed tanzanite was recovered separately.

All bulk sample material was processed through the existing HMS plant on the site.

The entire bulk sample programme and the final recovery and sorting of tanzanite was performed under close scrutiny of an independent monitoring team comprising Stellenbosch, SRK and Bateman Minerals and Industrial Limited ("Bateman") staff. The rough tanzanite recovered from the bulk sample (375 990ct from the winze and 8 110ct from the raise) was sent to South Africa for final quality assessment and valuation. The winze material comprised 123 400ct of tanzanite recovered from the face and 252 590ct of tanzanite recovered from material processed through the plant.

A randomly selected sample of 53 384ct from the tanzanite recovered from the winze (20 436ct and 32 948ct from the face and HMS materials, respectively) and the 8 110ct of tanzanite from the raise was subjected to final quality assessment. The Jewellery Council critically evaluated the size/quality gradings as presented by Afgem. The classification of a piece of rough tanzanite into an A, B or C quality depends on the assessment of its clarity, the strength of its trichroism (colour) and the estimated recovery of a polished gemstone from the rough. These involve subjective decisions that are dependent on the experience and skill of the person doing the evaluation.

Table 2. Polishing recoveries for different quality tanzanite

Quality	Cut Weight(ct)	No. of pieces	Av. Recovery (%)
A	70.95	32	32.5
B	52.77	27	28.2
C	8.64	8	23.2

The results of the Jewellery Council audit have been used to provide a measure of confidence in the size/quality classifications derived by Afgem for the gem-quality tanzanite.

Resources and Reserves

Quality and Quantity of Data

Information for geological modelling consisted of drillhole data logs, trench sampling and mapping data, surface topography contours, interpreted geological plans and sections and a plan of the location of artisanal pits on Block 'C'. In addition, a database in electronic format enabled details pertaining to surface topography spot heights, location of artisanal shafts and drillhole collars and orientations to be extracted. Furthermore, members of the Stellenbosch geological team made an extensive underground study to the north (Block 'D') and the south (Block 'B').

The drillhole cores were found to be consistent with the information detailed in the drillhole logs. The JWZ hangingwall contact was intersected at depths ranging from 95.6m to 153.8m below surface.

Bulk Density Measurements

Density determinations were conducted on samples of the JWZ. The results yielded a range of densities between 2.43t/m^3 and 2.76t/m^3, with the former considered being due to the slightly altered nature of the core sample. The arithmetic mean of the results is 2.64t/m^3, which is comparable to the density assumed for the JWZ of 2.65t/m^3.

Geological Modelling

The geological modelling has been limited to the main boudin zone in the Lower Horizon formation, despite indications of mineralisation in both hanging and footwall horizons. The lowest level used for the geological modelling was taken at 20m below the drillhole intersections in the JWZ. The Base Case model, as developed in the Feasibility Study and used here, assumes that the winze, identified as a highgrade payshoot, extends for a further 516m to the lower defined edge of the orebody, at which point it is open-ended and expected to extend at depth. Ample evidence indicates that additional payshoots should be present in the orebody, but while other fold closures normally associated with highgrade payshoots have been mapped on surface, no other payshoots have been systematically sampled.

Grade Estimation

The results from the bulk sample were used to determine the grade. The range in determined grades of recovered gem-quality tanzanite is 140cpt to 2 200cpt for the winze and 2.5cpt to 140cpt for the raise.

From extreme value analysis performed on these results, the median value was selected as the preferred non-parametric estimator for the likely recovered grades as highlighted in Table 3.

Resource Classification

Rather than assume an arbitrary percentage to describe the ore that is still in place, the material within 50m of surface has been excluded from the resource. The bottom limit of the resource model was restricted to 20m down dip of each drillhole intersection. The payshoot was modelled to follow the orientation of the winze. This represents the Base Case geological and resource model.

The resource has been classified as 'Indicated' in accordance with the guidelines outlined in the SAMREC code, with the results given in Table 3. There is considerable evidence to indicate the presence of additional highgrade payshoots within the JWZ in Block 'C', as well as a continuation with depth of the JWZ beyond 150m below surface. However, until further evaluation confirms this, these additional resources can only be classified as 'Inferred' at this stage.

Table 3. Indicated Tanzanite Resource within Block 'C', Merelani

Category	Volume (m^3)	Tonnes	Recovered Tanzanite (cpt)	Contained Tanzanite (000ct)
JWZ low grade				
(excluding payshoot)	840 350	2 226 920	20	44 538
Payshoot	4 360	11 550	508	5 867
Total JWZ	**844 710**	**2 238 470**	**22**	**50 405**

Notes: i) A density of 2.65t/m^3 has been used.
ii) No inferred resource has been included.

Mining

Assessment of Mining Area

As part of the Feasibility Study conducted by SRK, hydrogeological, geotechnical and seismic potential assessments were performed.

It is expected that mining activities down to a depth of 150m would not experience water inflows. In addition, it is envisaged that the effect of any Rift Valley related seismic activity would be insignificant.

The mine layouts and mining method have been designed according to the results of the geotechnical investigation.

Mine Layout

- **Existing Infrastructure**

Existing infrastructure consists of a decline developed on the JWZ along the line of an existing highgrade payshoot from surface at a minor dip of 16°. This decline was equipped with a mono-rope system for ore transportation to surface and the necessary services to transport the bulk sample and to commence pre-production development.

As part of the bulk sampling programme, a raise was developed perpendicular to the decline for 25m.

- **Mine Reserves**

The Base Case life of mine plan developed by SRK in terms of the Feasibility Study indicates that 840 468t of ore will be extracted from the underground mine. This is categorised into 'Probable Reserves', as indicated in Table 4 below:

Table 4. Underground Probable Tanzanite Reserve at Block 'C', Merelani

Category	Tonnes	Contained Tanzanite (000ct)	Recovered Tanzanite (cpt)
JWZ low grade -development	136 992	2 740	20
JWZ low grade -stoping	691 926	13 838	20
Payshoot	11 550	5 867	508
Total JWZ	**840 468**	**22 445**	**27**

- **Mining Development**

Pre-production development will consist of extending the raise developed during the bulk sample to surface and sinking an exploratory winze below the decline. The raise will serve as the main return airway and second outlet, while the winze will be utilised as a drainage sump. Both will also provide further information on the possible presence of additional highgrade payshoots.

The existing decline will be developed along the plunge of the highgrade payshoot and will be equipped to serve as the main access to the workings. From the decline, stations will be cut at 13m vertical intervals (footwall to footwall). Such stations will provide access to horizontal reef drives, which will be developed by conventional methods to the boundary of the mining area.

- **Stope Layout**

Four metre wide stopes will be developed from the lower reef drive and will advance to within 3m of the footwall of the reef drive above. A temporary sill pillar will be left, which will be removed on retreat.

The stopes will be developed along the hangingwall contact. Where the thickness of the JWZ exceeds 2m, the footwall will be lifted.

Packs will be installed in the hangingwall of the reef drive and a box front will be installed between the packs. The ore will be drawn through the chute into 1t capacity cocopans, that will be trammed to the station by a battery locomotive.

Between each 4m stope, a 10m pillar will be left. Limited pillar extraction has been included in the mine plan.

For both the development and stoping operations, standard proven mining methods and technology will be used, minimising technological risk.

- **Ore Transportation**

A single-drum hoist will be installed at the top of the decline shaft in time for the increased hoisting requirements in the 2003 financial year.

The ore from the cocopans will be tipped into boxholes on each level, from which it will be loaded into 3t skips for hoisting to surface.

On surface, the ore will be tipped into a storage bin, before being loaded into articulated dump trucks for transportation to the plant.

- **Production Schedule**

Production development is planned to start in the 2002 financial year. The highgrade payshoot decline will be advanced in order to produce adequate tanzanite for Afgem's Base Case sales profile. Concurrently, the first shaft station will be established on the 1062 level and the reef drives to the north and south will commence. Stope production will start in the 2004 financial year.

Steady state tanzanite production of 1,5 million ct per annum will be achieved by 2005 and maintained until 2015, after which production from the present ore reserve will taper off.


Mining Production (tonnes)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Financial Year (end Feb)
Payshoot
Low grade development
Low grade stoping

Figure 1. Annual mining production


Tanzanite (000ct)
1600
1400
1200
1000
800
600
400
200
0
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Financial Year (end Feb)
Payshoot
Low grade development
Low grade stoping

Figure 2. Annual tanzanite recovered

The Base Case mining plan as shown in Figures 1 and 2 assumes that no further highgrade payshoots are identified and has been scheduled to produce a specified quantity of tanzanite in accordance with the projected Base Case sales profile. Should other highgrade payshoots be identified, the mining plan will be altered to optimise tanzanite extraction.

Recovery Plant

The existing plant, which was utilised during the bulk sample, is being modified in accordance with Bateman's recommendations.

Mineralogical Considerations

Tanzanite with a density of 3.3t/m³ to 3.4t/m³ is contained within a rock matrix with a specific gravity of 2.65t/m³. Liberation of virtually all the tanzanite from its host boudin material is straightforward, as the boudins are friable and crumble relatively easily on impact, with the harder tanzanite staying intact. Concentration by HMS process is thus practical and effective.

Run of Mine: Receiving, Crushing & Screening

Ore is delivered by articulated dump trucks to a feed bin, from which it is fed to a vibrating grizzly. The oversize passes through a jaw crusher and is conveyed with the undersize to a 30mm secondary screen.

The secondary screen operates in closed circuit with a rolls crusher and the undersize is conveyed to a storage bin prior to being fed to the HMS plant.

Heavy Media Separation (HMS)

The fine material (– 3mm) is removed and the + 3mm material is fed to the HMS plant which is of a standard modular design. Using a heavy media cyclone, the HMS discard ("floats") and concentrate ("sinks") fractions are handled separately with the concentrate being fed to a secure container prior to it being sent to the sorthouse.

Sorthouse

The sorthouse is equipped with two double deck Sweco screens operating in series. The screens are set to split the concentrate into four size fractions. The tanzanite is sorted from the gangue material, cobbed and graded prior to dispatch.

Tailings & Waste

Analysis has indicated that due to the sulphide content of the ore, there is potential for acid mine drainage.

All fine tailings (–1mm) will be pumped to concrete-lined settling ponds, from which the settled material will be deposited with the coarse material (+1mm – 30mm) in a fully clay-lined discard dump. The water from both will be collected and returned as process water.

Infrastructure

The MML mine site is well-serviced with existing infrastructure. Power is available from the national grid with back-up diesel generators available at the site. The power available is sufficient for all plant and associated infrastructure requirements.

Water for the plant and mine is drawn from two boreholes situated adjacent to the plant. A new pipeline will pump sufficient water for the mine site, where it will be stored in a 150kl reservoir.

Environmental & Water Management

The existing Environment Impact Assessment (EIA) has been updated to accommodate the new mining project. This was conducted in accordance with the Terms of Reference as agreed with the Tanzanian National Environment Management Council.

The main finding of the EIA was that the mine will have a positive social impact on the environment, bringing significant socio-economic benefits to the region. Environmental management infrastructure will be financed out of the project capital, while ongoing rehabilitation and environmental management is incorporated into the operating costs.

Security

An integrated security plan has been implemented by MML, to minimise risk at each stage of the process, whilst ensuring that operating efficiencies are not compromised.

The shafts, plant and sorthouse have been identified as maximum security areas. A single gate access with random checking will control these areas. Where appropriate, dual change rooms, one for day clothes separated from a second with working clothes will be utilised.

All maximum security areas will be secured by electrified fencing and will be further secured by razor mesh. In addition, the mining area, haul roads and staff accommodation will be enclosed by razor mesh.

Movement of recovered tanzanite from the mine to the plant will be performed randomly and transported directly to KIA by helicopter or guarded vehicle convoy.

A comprehensive set of centralised monitoring equipment will provide the core of the security system. All access points will be monitored, with regular patrols along key perimeter fences on a 24 hour basis, all year round.

Social Investment Initiative

Afgem is committed to contributing in a meaningful and sustainable manner to the local communities of the countries in which it has mining operations.

Job creation and vocational skills training will be key facets of Afgem's social investment initiative. Afgem is committed to a workforce at MML comprising at least 90% local Tanzanians. The local workforce will be trained in mining, processing and sorting of tanzanite. In the event of the establishment of a cutting facility in Tanzania, further jobs will be created and associated training and development implemented.

Capital Expenditure

The estimated capital expenditure for each of the first five years and life of mine is tabled below:

Table 5. Capital expenditure for MML (R million in nominal terms)

Financial Year ending February	2001	2002	2003	2004	2005	Total Life of Mine Capex
Mining	1.45	2.32	2.34	1.61	0.50	13.31
Plant, including initial reagents	0.23					0.23
Sorthouse, including equipment, fittings & initial consumables	2.84					2.84
Tailings discard facilities	9.28					14.82
Infrastructure (including access road)	22.78	1.17				24.62
Social investment initiatives	1.59					1.59
Security	9.56					9.56
Pre-production expenses	10.85					10.85
Exploration	10.25	2.10	2.20	2.32	2.43	33.41
Other (including working capital and contingencies)	12.18	0.95	1.38	0.73	0.66	16.98
TOTALS	**81.01**	**6.54**	**5.92**	**4.65**	**3.59**	**128.21**

The implementation programme for the Base Case provides for a six month construction and commissioning period, starting 1 August 2000. Based on this, production is scheduled to commence on 1 March 2001. The life of mine capital requirement represents the total new capital envisaged during the planned 19 year Base Case life of mine.

Assumptions relating to exchange rates and inflation rates are disclosed in Annexure 2.

Operating Expenditure

Estimated production costs for the six financial years starting 1 March 2000 are summarised below:

Table 6. Operating costs for MML (R million in nominal terms)

Financial Year ending February	2001	2002	2003	2004	2005	2006
Annual Operating Costs						
Mining	-	2.96	3.88	5.84	7.22	8.80
Plant	-	1.64	1.72	1.81	1.90	2.08
Sorthouse	-	1.64	1.95	2.41	2.53	2.66
Tailings (included elsewhere)	-	0.00	0.00	0.00	0.00	0.00
Administration / overheads	-	8.25	9.20	10.22	10.98	11.67
Security	-	3.00	3.15	3.30	3.47	3.64
Environmental	-	0.24	0.25	0.26	0.28	0.29
Total Opex	-	17.73	20.16	23.84	26.36	29.13
Unit Production Costs						
R/t ore	-	6 714	2 800	913	814	673
R/ct	-	29.59	17.88	17.35	17.57	19.43

Trading Division

Afgem sees the purchasing of rough tanzanite from small-scale miners that border Merelani Tanzanite Mine as a significant business prospect. The margins achievable between rough and cut tanzanite represent a profitable opportunity for Afgem to beneficiate rough tanzanite purchased from local miners and dealers. The beneficiated tanzanite will then be routed to market through Afgem's existing distribution channels.

Afgem is of the opinion that buying on the open market will yield information that will help in assessing the general supply situation, pricing trends and total market capacity. Furthermore, Afgem's commitment to price stability and supply continuity will provide local miners and dealers with a fair and consistent means of selling their production, and will allow Afgem to benefit from the potentially higher margins attained from the premium on branded tanzanite.

In terms of the SML, MML can trade in gemstones produced other than from its own mining operations. This is subject to the issue of a Master Dealer's Licence, which is a formality in the case of an SML having been granted.

Beneficiation

Afgem's Lapidary division will cut and polish tanzanite and will laser-inscribe stones above 2ct with a brand logo and identification number. In the case of laser-inscribed stones, consumers will be able to access information and history related to their specific stone on Afgem's product website. Furthermore, the brand logo and identification number will be visible with the use of a tanzanite viewer developed specifically for Afgem's branding initiatives.

Afgem intends to develop the cutting and polishing industry both in South Africa and in the countries in which it conducts mining operations. The standards set by the Lapidary division will allow cutters to benchmark their work against objective criteria and the adherence to strict quality control standards will be an integral objective of the division. The result of this strategy will be Afgem's point of difference in the marketing of high quality cut and size-calibrated tanzanite. Afgem regards the Lapidary division as a key area for the utilisation and application of technology and has installed the most advanced cutting equipment to facilitate these initiatives.

Marketing

Introduction

Afgem has been marketing high value coloured gemstones in southern Africa for the past 10 years and is currently the leading coloured gemstone distributor for this region. Afgem sells high value coloured gemstones, including emerald, ruby, sapphire, tanzanite, aquamarine, tourmaline and tsavorite, with tanzanite sales dominating.

The marketing aspect of the business is regarded as a critical factor for the Company's success. This is particularly pertinent with regard to the marketing strategy for tanzanite. Tanzanite has only been marketed to a significant degree in the USA, (albeit sporadically) where it has achieved the most popularity. Tiffany & Co. was responsible for the naming of the stone in 1967 and the original limited marketing campaign which followed. The current wholesale polished tanzanite market value in the USA is approximately US$100 million per annum (representing approximately 70% of the total world market) and the retail sales of set tanzanite jewellery are estimated to be US$500 million per annum.

Afgem intends to expand its presence in the international tanzanite market, with the unique and comprehensive marketing strategy outlined below. In terms of the Base Case Production Profile and trading operations, Afgem's market share objectives in the short to medium term future are:

Table 7. Afgem's projected percentage share of the tanzanite market

Year	% of total tanzanite market
2001	3
2002	15
2003	25
2004	33
2005	37

Branding – The Tanzanite Foundation

Afgem will pioneer a unique and innovative approach to the marketing of tanzanite by branding and laser-inscribing selected stones. The chosen brand name, 'Tanzanite Foundation', will brand tanzanite that meets certain criteria, including colour, quality, cut and the standards employed to mine it. The Tanzanite Foundation will aim to become the primary authority on tanzanite, protecting and promoting the industry.

Through the Tanzanite Foundation, Afgem will develop a strategic competitive advantage in product differentiation, whereby Foundation tanzanite will have both a real and perceptual point of difference. On purchase of Foundation tanzanite, the buyer is assured of investing in a superior product in terms of colour, cut and quality. The Tanzanite Foundation will improve the global awareness of tanzanite's distinctive attributes, image and investment value. The Tanzanite Foundation will operate as the guardian and champion of the tanzanite industry, discouraging price volatility, improving supply continuity, formalising the industry and redressing the disparity between the substantial world market for tanzanite and the marginal benefits to Tanzania.

The Tanzanite Foundation will be a brand owned by Afgem. It will not employ individuals directly, though employees involved in the marketing and sales of tanzanite will focus a significant portion of their time and resources on the brand. They will be involved in developing the Tanzanite Foundation's strategy, branding tanzanite that meets the specified criteria, applying the brand to relevant positions (such as window displays, stands at Gem and Jewellery Trade Fairs, certificates and packaging) and upholding the high standards that will be associated with it.

The Tanzanite Foundation will develop a grading, pricing and certification system based on Afgem's industry experience and the advisory services of gemmologists and dealers. The system will allow all participants in the tanzanite industry to categorise and price tanzanite according to objective and universally accepted standards, creating formality and enhancing buyer confidence.

Route to Market – Appointment of Distribution Partners

Specialised retail jewellers, jewellery manufacturers and established coloured gemstone dealers will act as distribution partners for Afgem. Afgem will brand, package and market Foundation tanzanite to these distribution partners, through its Overseas division.

Distribution partners will be based primarily in the markets that Afgem has targeted for development. Afgem intends broadening the world market for tanzanite over the next five years, with a major focus on growing the markets in Europe and the Far East, where tanzanite consumption is embryonic. Afgem's Africa division will be the sole distribution partner of Foundation tanzanite in the southern African region.

Advertising & Promotions

In order to achieve market development objectives, Afgem will embark on a bi-directional marketing campaign, incentivising distribution partners to purchase Foundation tanzanite and encouraging retail jewellers and jewellery manufacturers to stock it. The advertising campaign will include both advertisements for Foundation tanzanite and co-operative advertisements with jewellers.

Advertising and promotions expenditure is summarised below.

Financial Year ending February (R million in nominal terms)	2000 (actual)	2001	2002	2003	2004	2005
Afgem Marketing – Africa division	-	0.40	0.84	0.96	1.11	1.28
Afgem Marketing – Overseas division	-	2.63	8.32	15.00	20.89	25.02

International Gem & Jewellery Trade Fairs

A fundamental aspect of Afgem's marketing strategy will be its participation in international gem and jewellery trade fairs. Afgem will attend selected fairs during the year to exhibit gemstones, promote the Tanzanite Foundation, contact distribution partners and keep abreast of international industry trends.

Development of Internet Websites

Afgem regards the Internet as an important aspect of both its product and its corporate marketing strategy. The access to international markets via the Internet is incomparable to traditional marketing methods. Afgem recognises the importance of technological innovation and marketing via the Internet and intends to devote the necessary resources to this facet of its marketing strategy.

An Internet website design and development company has been contracted to develop a Tanzanite Foundation website, promoting Foundation tanzanite, developing relationships, establishing a database of important information and contacts and providing information to existing and potential distribution partners, retailers and consumers.

Operating Expenditure

Operating expenditure for the Lapidary division, Africa division and Overseas division is summarised in the tables below:

Table 8. Operating Expenditure for Afgem Marketing

Table 8.1. Operating expenditure – Lapidary division (R million in nominal terms)

Financial Year ending February	2000 (actual)	2001	2002	2003	2004	2005
Directors' Remuneration	-	0.00	0.00	0.00	0.00	0.00
Management Fee	-	0.00	0.00	0.00	0.00	0.00
Depreciation	-	0.23	0.27	0.44	0.44	0.22
Overheads incl. Commissions	-	0.88	1.59	1.67	1.75	1.84
Net Operating Cost	**-**	**1.11**	**1.86**	**2.11**	**2.19**	**2.06**

Table 8.2. Operating and Marketing expenditure - Africa division (R million in nominal terms)

Financial Year ending February	2000 (actual)	2001	2002	2003	2004	2005
Cost of Sales						
Freesize tanzanite	1.73	2.77	3.32	3.93	4.65	5.50
Calibrated tanzanite	0.00	0.33	0.70	0.81	0.93	1.08
Other coloured stones	1.99	1.99	2.14	2.30	2.47	2.66
Other items	0.48	-	-	-	-	-
Gross Margin	40%	45%	45%	45%	46%	46%
Advertising and promotions	-	**0.40**	**0.84**	**0.96**	**1.11**	**1.28**
Directors' Remuneration	0.12	0.15	0.16	0.17	0.17	0.18
Management Fee	0.00	0.12	0.13	0.13	0.14	0.15
Depreciation	0.09	0.02	0.05	0.05	0.04	0.03
Overheads incl. Commissions	1.52	1.69	2.06	2.30	2.56	2.87
Net Operating Margin Before Tax	15%	19%	17%	18%	19%	20%

Table 8.3. Operating and Marketing expenditure – Overseas division (R million in nominal terms)

Financial Year ending February	2000 (actual)	2001	2002	2003	2004	2005
Cost of Sales						
Freesize polished tanzanite	2.27	21.68	84.15	129.05	176.18	208.45
Rough tanzanite smalls	-	3.55	36.19	57.87	77.66	92.12
Other items	-	-	-	-	-	-
Gross Margin	23%	21%	28%	38%	39%	40%
Advertising and promotions	-	**2.63**	**8.32**	**15.00**	**20.89**	**25.02**
Directors' Remuneration	0.30	0.15	0.63	0.66	0.69	0.73
Management Fee	0.45	0.78	2.01	2.06	2.21	2.34
Depreciation	0.00	0.01	0.02	0.03	0.03	0.03
Overheads incl. Commissions & Agency Fee to Afgem International.	0.17	2.17	7.22	11.54	15.80	18.34
Net Operating Margin Before Tax	6%	0%	16%	27%	29%	30%

Capital Expenditure

Capital expenditure for Afgem Marketing and Afgem International is summarised in the table below:

Table 9. Capital expenditure for Afgem Marketing and Afgem International (R million in nominal terms)

Financial Year ending February	**2001**	**2002**	**2003**	**2004**	**2005**
Afgem Marketing – Lapidary division	0.47	0.17	0.52	0.00	0.00
Afgem Marketing – Africa division	0.00	0.12	0.00	0.00	0.00
Afgem Marketing – Overseas division	0.02	0.04	0.04	0.04	0.03
Afgem International	0.66	0.00	0.00	0.00	0.00
TOTALS	1.15	0.33	0.56	0.04	0.03

FUTURE PROSPECTS

Afgem operates within a highly fragmented US$10 billion per annum industry, offering significant opportunities for expansion and growth through exploration, acquisition and joint venturing. Opportunities exist across all aspects of the business, with sub-Saharan Africa offering more than any other region in terms of coloured gemstone exploration and mining potential.

Afgem recognises that the identification and successful development of new business projects forms an important part of the long-term future of its business and the achievement of its objectives. Afgem will seek to expand its coloured gemstone resource asset base so as to enable the long-term profitable operation of its core interests. Afgem has a budget of R10 million for exploration, with preliminary studies already complete on certain projects, and an extensive prospecting programme for other coloured gemstones in Tanzania in the final planning stages.



PRODUCT TARGET
Emerald
Aquamarine
Alexandrite
Sapphire
Ruby
Tsavorite
Tanzanite
Tourmaline
PRIMARY GEOGRAPHICAL TARGETS
Tanzania
Malawi
Mozambique
Madagascar
Namibia
SECONDARY GEOGRAPHICAL TARGETS
Zambia
Kenya
KENYA
Nairobi
Mogadishu
Mombasa
Zanzibar
Dar es Salaam
ANGOLA
Kitwe
ZAMBIA
Lusaka
Harare
ZIMBABWE
BOTSWANA
Gaborone
Maputo
SWAZILAND
SOUTH AFRICA
LESOTHO
Cape Town

CB/LB.AFG5M.ARTICLES

02 FEB 11 AM 8:05

I certify that these are the new articles of association which were adopted in terms of a special resolution passed at a general meeting of the company on 7 April 2000.

Director

25/4/2000
Date

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973, AS AMENDED

ARTICLES OF ASSOCIATION

of a Company having a share capital not adopting Schedule 1
(Section 60(1); regulation 18)

Registration Number
98/07292/06

AFRICAN GEM RESOURCES LIMITED
("the company")

The articles of Table A contained in Schedule 1 to the Companies Act, 1973, as amended, shall not apply to the company.

The Articles of the company are as follows -

INTERPRETATION

1 In the interpretation of these articles of association and unless the subject or context otherwise requires -

1.1 the following words and expressions shall have the following meanings -

1.1.1	*"Act"*	the Companies Act No. 61 of 1973, as amended or re-enacted and for the time being in force, including any regulations framed thereunder and for the time being in force;
1.1.2	*"articles"*	the articles of association for the time being of the company;
1.1.3	*"authorised representative"*	a person authorised, in the manner prescribed by the Act, to act as the representative of a company or other body corporate at any general meeting of the company;
1.1.4	*"capital"*	the share capital or stated capital, as the case may be, of the company;
1.1.5	*"the company"*	African Gem Resources Limited (Registration No. 98/07292/06);
1.1.6	*"legal representative"*	any person who has submitted the necessary proof of his appointment as -

(1)

1.1.6.1 an executor of the estate of a deceased member or trustee, curator or guardian of a member whose estate has been sequestrated or who is otherwise under disability;

1.1.6.2 the liquidator of any member which is a body corporate in the course of being wound-up; or

1.1.6.3 the judicial manager of any member which is a company under judicial management;

1.1.7	*"member"*	any party who holds shares in the company;
1.1.8	*"memorandum"*	the memorandum of association for the time being of the company;
1.1.9	*"office"*	the registered office for the time being of the company;
1.1.10	*"person"*	includes any body of persons, whether or not incorporated under any law of any country;
1.1.11	*"Republic"*	the Republic of South Africa;
1.1.12	*"sign"*	includes the reproduction of a signature by lithography, printing or any kind of stamp or any other mechanical process, and *"signature"* has the corresponding meaning;

1.1.10(bis) *"statutes"* means the Act and any other statute or ordinance from time to time in force concerning companies and affecting the company;

1.1.13 *"transfer office"* the office of the transfer secretary for the time being of the company;

1.2 words importing any gender include the other genders and words importing the singular number include the plural and *vice versa*;

1.3 any word or expression which is defined in the Act and which is not otherwise defined in these articles shall have the meaning assigned thereto in the Act as in force at the date of incorporation of the company;

1.4 these articles shall be deemed to authorise the company to do anything which the Act empowers a company to do if so authorised by its articles, unless that authority is expressly excluded.

HEADINGS AND REFERENCES

2 These articles are to be construed as not including -

2.1 the headings to articles;

and

2.2 references in the left-hand margins to -

2.2.1 Sections of the Act designated by the letter "S", and the numbers of the

sections referred to;

and

2.2.2 articles in these articles designated by the letter "A", and the numbers of the articles referred to,

which are for information only.

ISSUE OF SHARES AND DEBENTURES

3 Subject to the provisions of the Act and of the memorandum and these articles, and without prejudice to any right previously conferred on the holder of an issued share, a general meeting of the directors, with the prior approval of a general meeting, may by resolution -

3.1 issue any shares (whether with or without any preferred, deferred or other special right or restriction, in regard to dividends, voting, return of capital or otherwise);

S98

3.2 issue preference shares which are, or at the option of the company are liable, to be redeemed,

A13

on such terms and conditions as may be determined by that resolution, and may by similar resolution, but subject to the provisions of these articles, amend or add to such terms and conditions. The company's unissued equity securities may only be offered to existing shareholders pro rata to their shareholding unless issued for the acquisition of assets, provided however that, subject to the provisions of section 221 of the Act, a general meeting may authorise the directors to issue unissued securities and/or give options to subscribe for unissued securities as the directors in their discretion may deem fit if this is approved by the Johannesburg Stock Exchange or its appropriate organ or Committee.

X 4 Should there be any issued preferences shares in the capital, the issue of further shares ranking in priority to or *pari passu* with those preference shares shall be deemed to be a variation of the rights attached to those preference shares which adversely affects those rights.

13

5 Subject to the provisions of the Act, the company may -

579

5.1 pay interest on any shares issued for the purpose of raising money to defray the expenditure of works or buildings or for the provision of plant;

5.2 pay a commission not exceeding 10% to any person in consideration of his subscribing or agreeing to subscribe or of procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares of the company.

CERTIFICATES

S94
S95
S96
S125
S12
S140

6 Subject to the provisions of the Act, certificates shall be issued under the authority of the directors in such manner and form as the directors may determine from time to time, provided that -

6.1 any member shall be entitled to require more than one certificate in respect of those shares registered in his name;

6.2 if any certificate is defaced, lost or destroyed, it may be replaced on such terms as the directors may determine in relation to the company being indemnified in respect of any loss of any nature which it may incur pursuant o the replacement of any such certificate.

6.3 Notwithstanding the provisions of articles 6, 7 and 8, the provisions of S91A of the Act and the rules, regulations and requirements of the Johannesburg Stock Exchange and the provisions of the relevant statutes shall apply in

respect of uncertificated securities.

JOINT HOLDERS OF SHARES

7 Where two or more persons are registered as the holders of any share they shall be deemed to hold that share jointly, and -

7.1 notwithstanding anything to the contrary in these articles, on the death, sequestration, liquidation or legal disability of any one of such joint holders, the remaining joint holders may be recognised, at the discretion of the directors, as the only persons having title to such share;

7.2 any one of such joint holders may give effectual receipts for any dividends, bonuses or returns of capital or other accruals payable to such joint holders;

7.3 only the joint holder whose name stands first in the register shall be entitled to delivery of the certificate relating to that share, or to receive notices from the company (and any notice given to such joint holder shall be deemed to be notice to all the joint holders);

7.4 any one of the joint holders of any share conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were solely entitled thereto, and if more than one of such joint holders is present at any meeting, either personally or by proxy, the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy shall be entitled to vote in respect of that share.

TRANSFER OF SHARES

8 Every instrument of transfer shall be left at the transfer office at which it is

presented for registration accompanied by the certificate of the securities to be transferred and/or such other evidence as the company may require to prove the title of the transferor or his right to transfer the securities. Any authority to sign Transfer Deeds granted by members for the purpose of transferring securities which may be lodged, produced or exhibited with or to the company at any of its proper offices shall as between the company and the grantor of such authorities be taken and deemed to continue and remain in full force and effect, and the company may allow the same to be acted upon, until such time as express notice in writing of the revocation thereof shall have been given and lodged at the company's transfer office at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notice, the company shall be entitled to give effect to any instrument signed under the authority to sign and certified by any officer of the company as being in order before the giving and lodging of such notice.

LEGAL REPRESENTATIVES

3(3) 9 A legal representative (not being one of several joint holders) shall be the only person recognised by the company as a member or having any title to a share registered in the name of the member whom he represents.

10 A legal representative shall be entitled to be registered as a member *nomine officii* in respect of any share registered in the name of any member whom he represents or to transfer any such share to himself or any other person provided that -

)3(3)

10.1 the directors shall in any of such cases have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the member in whose name it is registered;

10.2 should any legal representative fail to elect either to be registered as a member or to transfer any such share to himself or any other person within

ninety days after the directors have given him notice requiring him to do so, the directors shall be entitled to withhold any dividends, bonuses, return of capital or other accruals in respect of such share until compliance with the notice.

TRUSTS IN RESPECT OF SHARES

4 11 The directors may in their discretion record in the company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

.3(2) 12 The instrument of transfer of a share shall be in the usual form or such other form as the directors may approve and shall be signed by the transferor.

ALTERATION OF CAPITAL

13 Subject to the provisions of the statutes and, to the extent necessary, the requirements of any Stock Exchange on which the company's shares are listed, the company may -

.75 13.1 increase, consolidate, divide, sub-divide or cancel all or any part of its capital;

:6 :8)(b) ~~13.2~~ ~~reduce its capital, any capital redemption reserve fund, or any share premium account~~;

:5 13.2 ~~13.3~~ convert any of its shares, whether issued or not, into shares of another class;

100 13.3 ~~13.4~~ convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares;

575 13.4 ~~13.6~~ convert any shares having a *par* value into shares having no *par* value;

13.5 ~~13.6~~ convert any of its shares of no *par* value into shares having a *par* value;

13.6 ~~13.7~~ acquire shares issued by itself or by its holding company;

13.7 ~~13.8~~ approve of the acquisitions by any subsidiary of the company of shares in the company or in any holding company of the company.

ACQUISITION OF SHARES ISSUED BY THE COMPANY

13A Subject to such authorities, consents and requirements as may be stipulated by the statutes and the Johannesburg Stock Exchange and any other Stock Exchange on which the company's shares are listed, the company may approve, by way of a special resolution of shareholders of the company, the acquisition by the company of the shares issued by the company and/or its holding company which approval may be a general approval or a specific approval for a transaction. If such approval is given in the form of a general authority to the directors, it shall be valid only until the next annual general meeting of the company, but it may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting. All or a portion of the price of such acquisition may be paid out of share capital, share premium, reserves, including statutory non distributable reserves, stated capital and/or any capital redemption reserve fund on the basis that the shares so acquired shall be cancelled as issued shares and restored to the status of authorised shares.

REDUCTION OF CAPITAL

13B Subject to such authorities, consents and requirements as may be stipulated by the statutes and the Johannesburg Stock Exchange, the company may, by way of an ordinary resolution of shareholders -

13B.1 reduce the company's issued share capital, stated capital, any share premium account and/or any capital redemption reserve fund;

13B.2 authorise and empower the directors to reduce the company's share capital, stated capital and/or any capital redemption reserve fund and/or any share premium account during a limited period resolved by ordinary resolution of shareholders and up to a maximum amount resolved by ordinary resolution of shareholders.

Provided that, if a special resolution of shareholders of the company is required by law in order to effect any such reduction, this article shall be deemed to constitute an authority to effect any such reduction in any such prescribed manner.

PAYMENTS TO MEMBERS

13C The company may make payments to its shareholders subject to the provisions of the statutes and having regard to the provisions of Section 90 of the Act.

FRACTIONS OF SHARES

S8 13.1

14 If, on any capitalisation issue or consolidation of shares, members would, but for the provisions of this article, become entitled to fractions of shares, the directors shall be entitled to sell the shares resulting from the aggregation of such fractions on such terms and conditions as they deem fit for the benefit of the relevant members, and any director shall be empowered to sign any instrument of transfer or other instrument necessary to give effect to such sale.

VARIATION OF RIGHTS

S102

15 Subject to any right or restriction under which shares are held, the rights or

restrictions attached to all or any shares of any class may be amended, modified, varied or cancelled by a general meeting, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those special rights or restrictions shall be effected without -

15.1 the written consent or ratification of the holders of at least three-quarters of the shares in question;

or

15.2 the approval of or ratification by a resolution passed at a separate general meeting of the holders of the shares in question in the same manner, *mutatis mutandis*, as a special resolution, and the provisions of these articles relating to general meetings shall apply to any such separate general meeting, except that a *quorum* at any such general meeting shall be a member or members present in person or by proxy holding at least one-third of the issued shares of the class in question, provided that if a *quorum* is not present, the meeting shall be adjourned to the fifth business day thereafter and the members present or represented at the meeting to which the adjournment takes place, shall constitute a *quorum*.

A4

16 Unless otherwise provided by the terms of issue or by these articles, any right or restriction attached to all or any class of shares shall be deemed not to be directly or indirectly adversely affected by -

16.1 the creation or issue of any other shares ranking *pari passu* with (but not in priority to) any such shares already issued by the company;

16.2 the cancellation in terms of the Act of any shares of any class in the capital.

GENERAL MEETINGS

S179 to S187

17 General meetings shall be held, in accordance with the provisions of the Act, at such times and places as may be determined by the directors. The notice of a general meeting shall state the place, day and hour of, and the nature of the business to be transacted at the general meeting.

S189

18 A member shall be entitled to appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his stead at any general meeting in accordance with the Act.

PROCEEDINGS AT GENERAL MEETINGS

S190

19 Unless a general meeting determines that there shall be a greater *quorum*, a *quorum* for a general meeting shall be the minimum number required by the Act.

S184 S190

20 Should a *quorum* not be present within thirty minutes after the appointed time for a general meeting, the general meeting, if convened by or on a requisition of members, shall be dissolved and in any other case shall stand adjourned to the same day (or if that day is a public holiday, the next business day) in the next week at the same time and place, and a *quorum* at the resumption of a general meeting shall be the minimum number required by the Act.

S191

21 The chairman or, failing him, a deputy chairman of the directors (or if more than one of them is present and willing to act, the most senior of them) shall be the chairman of each general meeting, provided that if no chairman or deputy chairman is present and willing to act, the members present shall elect one of the directors or, if no director is present and willing to act, a member, to be chairman of that general meeting.

S192

22 The chairman of a general meeting shall, if obliged to do so in terms of the Act, and may, in his discretion in any other circumstance, adjourn that general

meeting from time to time.

23 Subject to the provisions of the Act, it shall not be necessary to give notice of any adjournment of a general meeting.

24 No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

25 Subject to any restrictions as to voting to which any member of share may be subject, a member who is present -

25.1 in person, by authorised representative or by proxy shall have one vote on a show of hands;

25.2 in person, by authorised representative or by proxy shall, on a poll, have that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the company.

26 At a general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands)-

26.1 by the chairman of the meeting;

or

26.2 in accordance with the provisions of the Act.

27 On a show of hands at a general meeting, a declaration by the chairman as to the result of the voting on any particular resolution and an entry to that effect in the

minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from such resolution.

28 If a poll is demanded at a general meeting -

28.1 on the election of a chairman or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairman of the general meeting directs;

28.2 the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

28.3 the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded, unless the general meeting decides otherwise;

28.4 the demand may be withdrawn at any time.

29 No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is case, or, if it is adjourned, the resumption thereof. The chairman of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

PROXIES

30 A proxy form, power of attorney or other authority in respect of a general meeting shall be in writing and signed by or on behalf of the grantor.

31 Subject to the provisions of the Act, a proxy form shall -

31.1 be in such form as is approved or accepted by the directors;

31.2 be deposited at the office not less than twenty-four hours before the time appointed for the holding of the general meeting, or resumption of an adjourned general meeting at which the person named therein proposes to vote;

31.3 in addition to the authority conferred by the Act, except insofar as it provides otherwise, be deemed to confer the power generally to act at the general meeting in question, subject to any specific direction as to the manner of voting;

31.4 be valid at every resumption of an adjourned meeting to which it relates, unless the contrary is stated thereon;

31.5 not be used at the resumption of an adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place;

31.6 not be valid after the expiry of two months after the date when it was signed unless it specifically provides otherwise.

32 A vote cast or act done in accordance with the terms of a proxy form shall be deemed to be valid notwithstanding -

32.1 the previous death, insanity, or any other legal disability of the person appointing the proxy;

or

32.2 the revocation of the proxy;

or

32.3 the transfer of a share in respect of which the proxy was given;

unless notice as to any of the abovementioned matters shall have been received by the company at the office or by the chairman of the meeting at the place of the general meeting if not held at the office, before the commencement or resumption (if adjourned) of the general meeting at which the vote was case or the act was done or before the poll on which the vote was cast.

DIRECTORS

18(1)

33 Subject to the provisions of the Act unless otherwise determined by a general meeting, the number of directors shall be not less than four nor more than twenty.

10
11
12

34 A general meeting of the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting, unless it is confirmed at that annual general meeting.

35 The continuing directors may act, notwithstanding any vacancy in their number, but if and for so long as their number is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act only to -

35.1 increase the number of directors to the required minimum,

or

35.2 summon a general meeting for that purpose, provided that if there is no director able or willing to act, then any member may convene a general meeting for that purpose.

36 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

37 The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

38 The directors shall be paid all travelling, subsistence and other expenses properly incurred by them in the execution of their duties in or about the business of the company and which are authorised or ratified by a disinterested quorum of the directors.

ALTERNATE DIRECTORS

39 Each director may by notice to the company -

39.1 nominate anyone or more than one person in the alternative (including any of his co-directors) to be his alternate subject to the approval of the other directors of that alternate, which approval shall not be unreasonably withheld;

39.2 at any time terminate any such appointment.

40 The appointment of an alternate director shall terminate -

40.1 when the director to whom he is an alternate director -

40.1.1 ceases to be a director;

or

40.1.2 terminates his appointment;

or

40.2 if the directors reasonably withdraw their approval to his appointment.

41 An alternate director shall -

41.1 only be entitled to attend or act or vote at any meeting of directors if the director to whom he is an alternate is not present, provided that -

41.1.1 he may attend a meeting of directors at which the director to whom he is an alternate is present if the other directors agree thereto;

41.1.2 any person attending any meeting of directors as a director in his own right and/or as an alternate for one or more directors shall have one vote in respect of each director whom he represents, including himself if he is a director;

A48 41.2 only be entitled to sign a resolution passed otherwise than at a meeting of directors in terms of these articles if the director to whom he is an alternate is then absent from the town in which the office is situate, or is incapacitated;

41.3 subject to the aforegoing, generally exercise all the rights of the director to whom he is an alternate in the absence or incapacity of that director;

41.4 in all respects be subject to the terms and conditions existing with reference

to the appointment, rights and duties and the holding of office of the director to whom he is an alternate, but shall not have any claim of any nature whatsoever against the company for any remuneration of any nature whatsoever.

POWERS AND DUTIES OF THE DIRECTORS

42 Subject to any limitation imposed by these articles, the management of the business and the control of the company shall be vested in the directors who, in addition to and without limitation of the powers expressly conferred upon them by the Act or these articles, may exercise or delegate to any one or more persons all such powers and do or delegate to any one or more persons the doing of all such acts (including the right to sub-delegate) as may be exercised or done by the company and are not in terms of the Act or by these articles expressly directed or required to be exercised or done by a general meeting, subject, nevertheless, to that management and control -

42.1 not being inconsistent with;

and

42.2 being in compliance with,

any resolution passed by a general meeting. No such resolution passed by a general meeting shall invalidate any prior act of the directors or any delegatee.

BORROWING POWERS

43 The directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertakings and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of

any third party.

44 For the purposes of the provisions of 43, the borrowing powers of the directors shall be unlimited.

INTERESTS OF DIRECTORS

45 Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the company for any profit or other benefit arising out of contract entered into by the company in which he is directly or indirectly interested.

46 A director shall, if he has, in accordance with the Act, disclosed his interest (if it is material) in the relevant contract or arrangement -

46.1 be counted in a *quorum* for the purpose of a meeting of directors at which he is present to consider any matter;

and

46.2 be entitled to vote in regard to any matter,

relating to any existing or proposed contract or arrangement in which he is interested, other than a contract or arrangement regulating his holding of an office or place of profit under the company or a subsidiary of the company.

DISQUALIFICATION OF DIRECTORS

47 A director shall cease to hold office as such if he -

47.1 is prohibited from being or is removed as or is disqualified from acting as a director of a company in terms of the Act;

47.2 gives notice to the company of his resignation as a director with effect from the date of, or such later date as is provided for in, such notice;

47.3 absents himself from meetings of directors for six consecutive months without the leave of the other directors, and they resolve that his office shall be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself;

47.4 is given notice, signed by members holding in aggregate more than 50% (fifty *per centum*) of the total voting rights on a poll of all members then entitled to vote on a poll at a general meeting, of the termination of his appointment.

PROCEEDINGS OF DIRECTORS

48 The directors may -

48.1 meet, adjourn and otherwise regulate their meetings as they think fit, provided that nothing contained herein will be construed as obliging the board of directors to meet in person or as preventing the holding of meetings of the board of directors by way of conference telephone or any other means whether now known or subsequently discovered, and any director shall be entitled to convene or direct the secretary to convene a meeting of the directors;

48.2 determine what notice shall be given of their meetings and the means of giving that notice, provided that any such prior determination may be varied, depending on the circumstances and reasons for the directors' meeting in question.

49 Unless otherwise determined by the company in general meeting, or by a meeting of the directors at which all the directors are present, the *quorum* necessary for the transaction of the business of the directors shall be a majority of the directors for the time being in office. A resolution of directors shall be passed by a majority of the votes of the directors present at the meeting at which it is proposed.

50 The directors may elect a chairman and a deputy chairman or deputy chairman of the directors and determine the period for which each is to hold office. If more than one deputy chairman is elected, the directors shall, upon their election , determine the order of their seniority. At any meeting of directors, the chairman of the directors, or if he is not present or willing to act as such, the most senior deputy chairman present and willing to act as such, shall act as chairman. If no chairman or deputy chairman has been elected, or is present and willing to act as such, the directors present at any directors' meeting shall choose one of their number to be chairman of the meeting.

51 Subject to the provisions of the Act, a resolution signed by directors (or their alternates, if applicable) whose number is not less than that of a *quorum* for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors. Any such resolution may consist of several documents, each of which may be signed by one or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it (unless a statement to the contrary is made in that resolution).

EXECUTIVE DIRECTORS

52 The directors may appoint from time to time one or more of the directors as executive directors or as managing directors of the company, on such terms and conditions as to remuneration and otherwise (but for a maximum period of five years in the case of any one appointment) as may be determined from time to

time by a disinterested *quorum* of directors, provided that the appointment of any executive director or managing director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

ROTATION OF DIRECTORS

53 The directors shall retire from office in the following manner -

53.1 at the first annual general meeting of the company all the directors shall retire, and at each succeeding annual general meeting of the company one-third of the directors (excluding the managing director and any director referred to in 53.3) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office;

53.2 the directors who retire in terms of 53.1 shall be those who have been longest in office since their last election, provided that -

53.2.1 if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

53.2.2 if at any annual general meeting any director will have held office for three years since his last election, he shall also retire at such annual general meeting;

53.3 any director appointed as such after the conclusion of the company's preceding annual general meeting shall retire from office at the conclusion of the annual general meeting held immediately after his appointment;

53.4 a retiring director shall be eligible for re-election and, if re-elected, shall be deemed not to have vacated his office;

53.5 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled, the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring director;

53.6 no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than three nor more than twenty-one days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as a director, together with the consent of that person to be elected as a director provided that if any director who is appointed a managing directors or as an employee of the company in any other capacity the contract under which he is appointed may provide that he shall not, while he continues to hold that office or position under contract for a term of rotation be subject to retirement by such contract and he shall not in such case be taken into account in determining the rotation of retirement of directors provided that less than half of the directors may be appointed to any such position on the condition that they shall not subject to retirement by rotation.

DIVIDENDS AND OTHER PAYMENTS TO MEMBERS

54.1 Subject to the relevant provisions of the relevant statutes, the company may make payments to its members (or any of its members) from time to time. For the purpose of this Article and without detracting from the definition of "payment" ascribed to the word in the Act, payment will include any writing off or reduction in the company's issued share capital or share premium account in any manner authorised.

54.2 The company in general meeting (subject to obtaining the declaration of the directors referred to in Article 54.7) or the directors may from time to time declare a dividend to be paid or make any other payment to the members and to the holders of share warrants (if any) in proportion to the number of shares held by them in each class. Dividends shall be declared payable to members registered as such on a date subsequent to the date of the declaration of the dividend.

54.3 No larger dividend or other payment to members shall be declared by the company in general meeting than is recommended by the directors, but the company in general meeting may declare a smaller dividend.

54.4 Any dividend so declared or other payments approved may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in cash or in any one or more of such ways as the company in general meeting or directors may at the time of declaring the dividend or approving the payment determine and direct, and where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend or other payment as may seem expedient to them.

54.5 Unless otherwise determined by the board of directors in respect of any particular dividend to be declared by the company, dividends shall not carry interest as against the company. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the company may be chargeable. All unclaimed dividends or other payments to members contemplated in this Article may

be invested or otherwise made use of by the directors for the benefit of the company until claimed, provided that dividends or other payments to members contemplated in this Article unclaimed for a period of not less than 3 (three) years from the date on which such dividends or other payments to members contemplated in this Article became payable and not previously forfeited may be forfeited by the directors for the benefit of the company.

54.6 Where any business, property or other asset is acquired by the company as from a past date upon the terms that the company shall as from that date take the profits and bear the losses thereof, such profits or losses, as the case may be, may, at the discretion of the directors, and so far as the statutes allow, be credited or debited wholly or in part to a revenue account and in that case the amount so credited or debited shall, so far as the statutes allow, be treated for all purposes as profits or losses of the company. Subject as aforesaid, if any shares or securities are acquired by the company cum dividend or interest, that dividend or interest may be treated, at the discretion of the directors, as revenue and it shall not be obligatory to capitalise the same or any part thereof.

54.7 The declaration of the directors as to whether -

54.7.1 the company is, or would be after the payment able to pay its debts as they become due in the ordinary course of business;

54.7.2 the consolidated assets of the company, fairly valued would, after the dividend or other payment not be less than the consolidated liabilities of the company,

shall be conclusive.

54.8 In the case where several persons are registered as joint holders of any share any one of such persons may give effectual receipts for all dividends

and payments in respect of such share.

54.9 Each dividend, interest or other moneys payable to the registered holder of shares may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post at the risk of the member to the last registered address of the member entitled thereto, or any other address requested by him, or in the case of joint holders to that one of them first named in the register in respect of such joint holdings, and the payment of such cheque or warrant if purporting to be duly endorsed, or the surrender of any coupon, shall be a good discharge to the company in respect thereof.

54.10 Dividends or other payments shall be declared in the currency of the Republic. The declaration of any dividend or other payment may, however, provide that all or any members whose registered addresses are outside the Republic or who have given written instructions requesting payment at addresses outside the Republic subject to any Exchange Control Regulations then in force, shall be paid in such other currency or currencies as may be stipulated in the declaration. The declaration may also stipulate the date upon which (hereinafter referred to as the "currency conversion date") and a provisional rate of exchange at which the currency of the Republic shall be converted into such other currency or currencies, provided that the currency conversion date shall be a date not earlier than the date of declaration of the dividend or other payment and not later than the date of its payment. If, in the opinion of the directors, there is no material difference between the rates of exchange ruling on the currency conversion date and the provisional rate/s of exchange stipulated in the declaration, then the currency of the Republic shall be converted at such provisional rates. If in the opinion of the directors there is a material difference then the currency of the Republic shall be converted into such other currency or currencies at the rate/s of

exchange ruling on the currency conversion date, or at rate/s of exchange which, in the opinion of the directors, is/are not materially different. Any subsequent rise or fall of rate/s of exchange determined as above shall be disregarded for payment of the dividend or other payment in question.

54.11 The company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed dividends or other payments, to any one of the company's bankers from time to time.

54.12 All entitlements by shareholders of the company to fractions of shares or dividends with a value of R5,00 or less per shareholder per transaction which arise, in the case of fractions of shares, from share transactions, including but not limited to, rights offers, capitalisation issues, distribution of dividends in specie, share consolidations and share splits, will be aggregated, sold on a stock exchange in the case of fractions of shares and the proceeds donated to a registered charity approved by the directors of the company.

CAPITALISATION

55 The company in general meeting (subject to obtaining the declaration of the directors referred to in Article 54.7) or the directors may at any time and from time to time pass a resolution that it is expedient to capitalise any sum, and that any such sum or sums be set free for distribution and be appropriated to and amongst the members, either with or without deduction for income tax rateably, according to their rights and shareholdings in such manner as the resolution may direct, and the directors shall in accordance with such resolution, apply such sum or sums in paying up fully paid shares or debentures or debenture stock of the company and appropriate such shares, debentures or debenture stock to or distribute the same amongst the holders of such shares rateably according to their shareholding thereof respectively as aforesaid, or otherwise deal with such

sum or sums as provided for in such resolution. Where any difficulty arises in respect of such distribution the directors may settle the same as they think expedient (but they may not issue fractional certificates and fractions which would otherwise have been distributed, which shall be consolidated and sold for the benefit of the members who would have been entitled to the fractions), fix the value for distribution of any fully paid shares, debentures or debenture stock, make cash payments to any holders of shares on the footing of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon such trust or the persons entitled in the appropriation or distribution as may seem just and expedient to the directors. When deemed requisite a contract shall be entered into and filed in accordance with the Act, and the directors may appoint any person to sign such contract on behalf of the persons entitled in the appropriation or distribution, and such appointments shall be effective and the contract may provide for the acceptance by the holders of the shares to be allotted to them respectively in satisfaction of their claims in respect of the sum so capitalised. The directors shall be entitled to grant to the shareholders the right to elect to receive script dividends in lieu of cash dividends or a cash dividend in lieu of capitalisation or bonus shares.

WINDING-UP

56 If the company is wound-up, whether voluntarily or compulsorily -

56.1 the assets remaining after payment of the liabilities of the company and the costs of winding-up shall be distributed amongst the members in proportion to the numbers of shares respectively held by them, subject to the rights of any members to whom shares have been issued on special conditions and subject to the company's right to apply set-off against the liability, if any, of members for unpaid capital or premium;

56.2 the liquidator, with the authority of a special resolution, may divide amongst the members in specie or kind the whole or any part of the assets and

whether or not those assets consist of property of one kind or different kinds.

INDEMNITY

57 Every director, alternate director, manager, secretary and other officer of the company and any person employed by the company as its auditor, shall be indemnified out of the company's funds against all liability incurred by him in defending any proceedings (whether civil or criminal) arising out of any actual or alleged negligence, default, breach of duty or breach of trust on his part in relation to the company in which judgment is given in his favour or in which he is acquitted or in connection with any matter in which relief is granted to him by the court in terms of the Act.

NOTICES

58 Subject to the provisions of these articles, a notice shall be in writing and shall be given or served by the company upon any member or director either by delivery or by sending it through the post, properly addressed, to -

58.1 a member at his address shown in the register of members;

15 58.2 a director at his postal address shown in the directors' register.

59 A member may by notice require the company to record an address within the Republic or in some other country which shall be deemed to be his address for the purpose of the service of notices.

60 Every such notice shall be deemed, until the contrary is provided, to have been received -

60.1 if it is delivered, on the date on which it is so delivered;

60.2 if it is sent by post, on the date on which it would normally be received in the ordinary course of business of the post office.

61 When a given number of days' notice or notice over any period is required to be given, the date on which it is deemed to be received shall not be counted in such number of days or period.

62 The omission to give notice of a general meeting or of a meeting of directors to or the non-receipt of, or delay in transmission through the post of, any such notice by or to any member or director, as the case may be, shall not invalidate any resolution passed at any such meeting.

63 Notices to the holders of share warrants shall, unless the conditions of issue provide that such holders are to receive notices, be given by advertisement in Johannesburg and in the town or district where the registered office of the company is situated, if such registered office is situated outside of Johannesburg, in a daily English newspaper.

PURCHASE OF ASSETS OR BUSINESS WITH RETROSPECTIVE EFFECT

64 Should the company purchase -

64.1 any asset or business with retrospective effect (whether or not the effective date precedes the date of incorporation of the company) on terms that the company shall be entitled to the profits and/or shall bear the losses in respect of that asset or business from the effective date;

64.2 any share or security, with the right to receive dividends or interest, accrued in respect of any period prior to such purchase,

the company shall not be obliged to capitalise any such profits, losses, dividends or interest, and the directors may in their discretion treat the whole or any part thereof for all purposes as revenue profits or revenue losses of the company.

BRANCH REGISTER

65 The company shall be entitled to cause a branch share register to be kept in any foreign country and the directors may make such provisions as they may think fit in respect of such branch share register.

DIRECTORS' REPORT TO DISCLOSE RESOLUTIONS PASSED BY SUBSIDIARY COMPANIES

66 If the company is a holding company the directors' report attached to the annual financial statements issued by the company pursuant to the Act shall disclose full particulars of all special resolutions and resolutions passed at general meetings (excluding annual general meetings) of the company's subsidiaries since the date of the directors' report attached to the previous annual financial statements of the company.

COPIES OF ANNUAL FINANCIAL STATEMENTS AND REPORTS TO BE SENT TO STOCK EXCHANGE

67 The directors shall cause the required number of copies of the financial statements of the company and if the company has subsidiaries, of the group financial statements of the company and its subsidiaries, together with the report of the auditors, all as required to be laid before a general meeting, to be sent to members at least twenty-one days before the general meeting at which they are to be considered, and also to any recognised stock exchange on which any shares of the company are for the time being listed, in accordance with the requirements of that stock exchange.

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

(Section 64)

Vorm/Form CM 1

02 FEB 11 AM 8:05

Registrasienommer van Maatskappy/Registration No. of Company

98 07292 /07

Sertifikaat van Inlywing
van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation
of a Company having a share capital

Hierby word gesertifeer dat/This is to certify that

AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

17 dag van/day of April Eenduisend Negehonderd/

One Thousand Nine Hundred and NINETY EIGHT

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIEK VAN SUID-AFRIKA – REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET – COMPANIES ACT, 1973

Vorm / Form CM 4

GEWYSIGDE SERTIFIKAAT VAN INLYWING MET BETREKKING TOT DIE OMSKEPPING VAN EEN TIPE OF VORM VAN MAATSKAPPY IN 'N ANDER TIPE OF VORM VAN MAATSKAPPY

AMENDED CERTIFICATE OF INCORPORATION RELATING TO THE CONVERSION OF ONE TYPE OR FORM OF COMPANY INTO ANOTHER TYPE OR FORM OF COMPANY

(Artikel/Section 28 (1))

Registrasienommer van Maatskappy
Registration Number of Company

98 / 07292 / 06

Hierby word gesertifiseer dat
This is to certify that AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

wat geregistreer is op
which was registered on 17 APRIL 1998

by SPESIALE BESLUIT omskep is van 'n
has by SPECIAL RESOLUTION been converted from a PRIVATE COMPANY

in 'n
into a PUBLIC COMPANY

en dat die naam van die maatskappy in my register voorkom, as
and the name of the company is shown in my register as

AFRICAN GEM RESOURCES LIMITED

met ingang van die datum van hierdie sertifikaat.
with effect from the date of this certificate.

Geteken en geseël in Pretoria op hede die 14 dag van September, Eenduisend Negehonderd
Signed and sealed at Pretoria, this 14 day of September, One thousand Nine hundred
en
and NINETY EIGHT

Seël van Registrasiekantoor vir Maatskappye
Seal of the Companies Registration Office

Registrateur van Maatskappye/Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

Moet deur maatskappy ingevul word – To be completed by company

Gewysigde Sertifikaat van Inlywing met betrekking tot Omskepping van Een Tipe of Vorm Maatskappy in 'n Ander Tipe of Vorm van Maatskappy,
Amended Certificate of Incorporation relating to Conversion of One Type or Form of Company into Another Type or Form of Company,

gedateer/dated 28 AUGUST 1998, hiermee/herewith

Naam van Maatskappy
Name of Company AFRICAN GEM RESOURCES (PTY) LTD

Adres
Postal address SHERYL BOSWELL

WILL COLLECT

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registration Office

Registrateur van Maatskappye

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

14 SEP 1998

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Special resolution

(Section 200)

(To be lodged in duplicate)


Revenue Stamp or revenue franking machine impression of R80
1998 -11- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
98/07292/06

Name of company AFRICAN GEM RESOURCES LIMITED

Date notice given to members 23/10/98 19__ Date resolution passed 23/11/98 19__

Special resolution passed in terms of section 31(C) of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

THAT:

1. THE EXISTING AUTHORISED AND ISSUED SHARE CAPITAL OF THE COMPANY BE SUB-DIVIDED INTO ORDINARY PAR VALUE SHARES OF ,001 CENT EACH.
   THE TOTAL AUTHORISED CAPITAL OF THE COMPANY WILL NOW BE:
   R1000 DIVIDED INTO 100 000 000 ORDINARY PAR VALUE SHARES OF ,001 CENT EACH.
2. THE AUTHORISED SHARE CAPITAL OF THE COMPANY BE INCREASED BY:
   R1500 DIVIDED INTO 150 000 000 ORDINARY PAR VALUE SHARES OF ,001 CENT EACH.

   THE TOTAL AUTHORISED CAPITAL OF THE COMPANY WILL NOW BE:
   R2500 DIVIDED INTO 250 000 000 ORDINARY PAR VALUE SHARES OF ,001 CENT EACH.

Rubber stamp of company, if any, or of secretaries.

Date 23 NOVEMBER 1998 Signature ______

Director/~~Secretary/Manager~~

Name (in block capitals) SHERYL BOSWELL

*Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of company
98/07292/06

Name of company AFRICAN GEM RESOURCES LIMITED

Postal address P.O. BOX 64919 HIGHLANDS NORTH 2037

Not valid unless stamped by Registrar of Companies

Special resolution registered

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office 1998 -11- 30

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Special resolution

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression of R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1998 -08- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
98/07292/07

Name of company AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

Date notice given to members ____________ 19__ Date resolution passed 28/08/98 19__

Special resolution passed in terms of section 28(1) of the Act/~~*paragraph ____ of the memorandum/~~
~~*article ____ of the articles.~~

~~Copy of notice convening meeting attached.~~

Consent to waive period of notice of meeting ~~(CM 25) attached/*not attached.~~ FORM CM25A ATTACHED.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

THAT:

1. THE COMPANY BE CONVERTED FROM A PRIVATE TO A PUBLIC COMPANY.
2. THE EXISTING MEMORANDUM AND ARTICLES OF ASSOCIATION BE ABANDONED AND THAT THE ATTACHED MEMORANDUM AND ARTICLES BE ADOPTED.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1998 -09- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Rubber stamp of company, if any, or of secretaries.

Date 28 AUGUST 1998 Signature [signature]

Director/~~Secretary/Manager~~

Name (in block capitals) SHERYL BOSWELL

*Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of company
98/07292/07

Name of company AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

Postal address P.O. BOX 64919 HIGHLANDS NORTH
2037.

Special resolution

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office
14 SEP 1998

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Not valid unless stamped by Registrar of Companies

REPUBLIEK VAN SUID-AFRIKA

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

SERTIFIKAAT OM MET BESIGHEID TE BEGIN
CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)

Registrasienommer van Maatskappy
Registration No. of Company
98 07292/07

Ek sertifiseer hierby dat
I hereby certify that AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

wat ingelyf is op die
which was incorporated on the 17

dag van
day of April

Eenduisend Negehonderd
One Thousand Nine Hundred and NINETY EIGHT

voldoen het aan die vereistes van artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect form this day entitled to commence business.

Geteken en geseël te PRETORIA op hede die
Signed and sealed at PRETORIA this 17

dag van
day of April

Eenduisend Negehonderd
One Thousand Nine Hundred and NINETY EIGHT

Seël van Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

EN VAN GESLOTE KORPORASIES
CM 29

Datum ontvang
Date received
1998 -04- 14

Datum stempel van registrasiekantoor
maatskappye
Date stamp of companies registration office
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register

Gedateer
Dated DATE OF INCORPORATION

Naam van maatskappy
Name of company AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED

Posadres
Postal address P.O. BOX 64919 HIGHLANDS NORTH
2037.

List of Authorized Signatories

1. Michael J. Nunn;
2. Mervyn Shein;
3. Candice L. Nunn; and
4. Marilyn Chaimowitz. ,

NOTICE TO SHAREHOLDERS
of
AFRICAN GEM RESOURCES LIMITED

Notice is hereby given that the first Annual General Meeting of members of the above company will be held at the Industrial Development Corporation of SA Limited, on Thursday, 29June 2000 at 09h00 for the following business: -

ORDINARY BUSINESS

1. To receive, consider and approve the audited Annual Financial Statements for the year ended 29 February 2000, including the Directors' Report and the report of the Auditors thereon.

2. To re-elect directors in accordance with the company's Articles of Association. The following directors (who all retire in terms of the company's Articles of Association) make themselves available for re-election:-

   Mr. Michael John Nunn
   Mr. Mervyn Shein
   Mr. Dean Roy Cunningham
   Mr. Sipho Mkhize
   Mr. Andre Bekker

3. To elect Mr Christopher Hardy Boulle as a new director.

4. To re-appoint KPMG as the auditors for the forthcoming year and to confirm their remuneration for the year ended 29 February 2000.

5. To confirm the remuneration of the directors as reflected in the Annual Financial Statements.

6. To place the unissued shares under the control of the directors until the next Annual General Meeting.

OTHER BUSINESS

1. To authorise any director of the company to sign all such documents and do all things as are necessary to grant eligible applicants, as defined in terms of the African Gem Resources Limited Share Incentive Trust ("the Trust"), the right to acquire shares in the company in any manner set out in the Trust.

2. To authorise any director of the company to sign all such documents and do all such things as are necessary to procure the listing of the entire issued ordinary share capital of the company on the Johannesburg Stock Exchange.

BY ORDER OF THE BOARD

NOTE:

A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote and speak in his stead. Such proxy (or proxies) need not be a member. Proxy forms should be deposited at the registered office of the meeting not less that forty eight hours before the time for the holding of the meeting.

Dated: 26 June 2000

I, ______________________ of ________________________________

being a member of African Gem Resources Limited, hereby appoint

______________________ of ______________________ or failing him

______________________ of ______________________ or failing him

______________________ of ______________________

as my proxy to vote for me and on my behalf at the Annual General Meeting of the company to be held on the ______________ day of ________________ and at any adjournment thereof as follows:-

	ABSTAIN	***IN FAVOUR OF***	***AGAINST***
RESOLUION TO approve the audited Annual Financial Statements for the year ended 29 February 2001			
RESOLUTION TO re-elect the following directors:- *Michael John Nunn* *Mervyn Shein* *Dean Roy Cunningham* *Sipho Mkhize* *Andre Bekker* *Christopher Hardy Boulle*			
RESOLUTION TO re-appoint KPMG as the auditors for the forthcoming year			
RESOLUTION TO confirm the auditors remuneration for the year ended 29 February 2001			
RESOLUTION TO confirm the directors remuneration for the year ended 29 February 2001			
RESOLUTION TO place the authorised and unissued shares under the control of the directors until the next Annual General Meeting			

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit

Signed the ______________________ day of ________________________________

____
Signature

FACSIMILE

ATTN:
FAX TO:
PAGES: 4 incl. cover page

DATE: 21 June 2000
FROM: Joanne Herbstein
FAX FROM: +2711 334 1526

Dear Shareholder

Herewith, please find notice of African Gem Resources Limited's Annual General Meeting ("AGM"). Ordinarily, we would be required to provide shareholders with such notice, together with Afgem's annual financial statements 21 days prior to the scheduled date of the AGM. In the interests of immediacy, we request that shareholders sign the attached waiver form. By signing the form, shareholders allow Afgem to waive the 21 day period for the notice of the AGM and accept that while the financial statements have not been posted 21 days prior to the AGM, they shall be deemed to have been so sent.

In order for us to hold the meeting on Tuesday, 27 June 2000, 100% of shareholders are required to sign the form. Please be assured that Afgem's annual financial statements will be posted to you as a matter of priority.

Foreign shareholders are required to sign a Power of Attorney, allowing a director of Afgem to sign the CM 25 form on their behalf. Please ensure that this is signed in accordance with the laws of your country and kindly fax it to the number above. An example has been attached for your convenience.

Please feel free to contact me should you require any further information.

Yours faithfully
AFRICAN GEM RESOURCES LIMITED

Joanne Herbstein
Corporate Communications Manager



African Gem Resources Ltd. Reg. No: 1998/007292/06 S. A. Diamond Centre 240 Commissioner Str. Johannesburg South Africa Pvt Bag X1 Excom 2023.
Tel: 27 11 334 3999 Fax: 27 11 334 1526 e-mail: gemstones@iafricangem.com Directors: M.J. Nunn (*Chief Executive*), M.Shein, D.R. Cunningham*, A. Bekker*,
S. Mkhize*, D.M. Cresswell*, K. Naidoo*
(* *Non-executive*)

AFRICAN GEM RESOURCES LIMITED

REG NO. 1998/007292/06

SHAREHOLDERS CONSENT TO WAIVING OF NOTICE PERIOD OF ANNUAL GENERAL MEETING

In terms of section 186 (2) of the Companies Act, 1973, I, the undersigned, being a shareholder of the above company, which company is a public company, hereby place on record that I have consented to the waiving of the twenty-one days notice period for the holding of the Annual General Meeting.

In terms of section 302 (3) of the Companies Act, 1973, I agree that the Annual Financial Statements shall be deemed to have been sent to members at least twenty-one days before the date of the Annual General Meeting.

Shareholder	No. of Shares	Cert. No.	Signed
Trilateral Management Services P/L	1 000 0000	9	
Trilateral Management Services P/L	3 367 008	10	
Michael John Nunn	1 959 999	11	
Mervyn Shein	108 888	12	
Karunagaren Naidoo	108 889	14	
IDC	3 618 517	16	
Dean Roy Cunningham	941 162	17	
Neriel Hurwitz	1 000 000	18	
Michael John Nunn	36 436 923	20	
Karunagaren Naidoo	1 129 395	21	
Mervyn Shein	1 246 260	22	
Karunagaren Naidoo	1246260	23	
IDC	25 833 334	24	
Highcloud Investments P/L	229 630	25	
Peter Turchetti	229 630	26	
Robin Beek	574 074	27	
GLB Trading	574 074	28	
Geminee Trustees	574 074	29	

Shareholder	No. of Shares	Cert. No.	Signed
Brian Gutkin	574 074	30	
Ellerine Bros P/L	2 296 296	31	
Patricia Anne Watson	803 704	32	
Prodiam Investments cc	1 148 148	33	
Kubeka Financial Services cc ,	264 074	34	
The Madison Trust	2 296 296	35	
Silver Management SA Ltd	2 284 906	36	
David Sussholz	1 428 067	37	
Canadian Imperial Bank of Commerce	568 563	38	
Peter Lombard	275 556	39	
Dane Morris Cresswell	230 682	40	
Doreen May Theobald	500 000	41	
Janet Silk	225 000	42	
Daniel Sussholz	500 000	43	
Robin Beek	200 000	44	
Candice Lauren Nunn	1 000 000	45	
Dane Morris Cresswell	75 000	46	
Regent Agencies (UK) Ltd	668 350	47	
Regent Agencies (UK) Ltd	668 349	48	
Vinet Investments P/L	232 500	49	

Notice to members of
African Gem Resources Limited

Notice is hereby given that the Second Annual General Meeting of members of the above company will be held in the Boardroom at the Industrial Development Corporation, 19 Fredman Drive, Sandown on Monday 25 June 2001 at 09h00 for the following purposes:-

Ordinary business

1. To receive, consider and approve the audited annual financial statements for the year ended 28 February 2001, including the Directors' Report and the report of the Auditors thereon.

2. To re-elect directors in accordance with the company's Articles of Association. The following directors (who all retire in terms of the company's Articles of Association) make themselves available for re-election:-

   M J Nunn
   M Shein
   D R Cunningham
   S Mkhize
   A Bekker
   C H Boulle

3. To re-appoint KPMG as the auditors for the forthcoming year and to confirm their remuneration for the year ended 28 February 2001.

4. To confirm the remuneration of the directors as reflected in the annual financial statements.

5. To place the unissued ordinary shares under the control of the directors who shall be authorised to allot and issue these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of Section 222 of the Companies Act, 1973 (Act 61 of 1973), as amended and to the requirements of the JSE Securities Exchange South Africa.

6. To consider and, if deemed fit, to pass, with or without modification, the following special resolution:

Special Resolution Number One

"Resolved that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition from time to time of the issued shares of the company or issued shares from time to time of its holding company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the Act and the Listing Requirements ("the Listings Requirements") from time to time of the JSE Securities Exchange South Africa ("JSE"), which general approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 1, it being recorded that the Listing Requirements currently require, inter alia, that the company may make a general repurchase of securities only if :

i the repurchase of securities is implemented on the JSE "open market";

ii the company is authorised thereto by its articles;

iii the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next Annual General Meeting, provided it shall not extend beyond 15 months from the date of resolution;

iv the general repurchase is limited to a maximum of 20% of the company's issued share capital of that class in any one financial year;

v repurchases must not be made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date upon which the repurchase was agreed; and

vi a paid press announcement containing full details of such acquisition will be published as soon as the company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition and for each 3% in aggregate of the initial number of that class acquired thereafter."

General authority to permit the company to acquire its own shares

As at the date of this notice, the board of directors of the company ("the board") has no definite intention of effecting a buy back or a buy in. It is, however, proposed, and the board believes it to be in the best interests of the company, that the company's ordinary shareholders pass a special resolution granting the company and/or a subsidiary of the company a general authority to acquire shares in the company by means of a buy back or a buy in, as the case may be. Such general authority will provide the directors with flexibility, subject to the requirements of the Act and the JSE, to effect a buy back or a buy in should it be in the interest of the company to do so at any time while the general authority subsists. The general authority will be subject to the Listing Requirements of the JSE specified in special resolution number one above.

The board has agreed that the general authority will be utilised in accordance with the Act and the applicable provisions of the Listing Requirements of the JSE so that after the acquisition of such shares;

i *the company will be able to pay its debts as they become due in the ordinary course of the business;*

ii the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the company.

iii the issued share capital of the company will be adequate for the purpose of the business of the company, and of its subsidiaries for the foreseeable future; and

iv the working capital available to the company and its subsidiaries will be sufficient for the group's requirements for the foreseeable future.

A copy of the company's latest annual financial statements and a profit forecast for the next twelve months must be made available to the Listings Committee of the JSE ("the listing committee") at the time of the buy back or buy in, as the case may be. Where more than nine months have elapsed since the end of the financial year to which the last published annual financial statements relate, an interim report reviewed by the auditors, as well as a forecast for the next twelve months, must be made available to the listings committee.

By order of the board
J D Hill & Company

Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote and speak in his stead. Such proxy (or proxies) need not be a member. Proxy forms should be deposited at the registered office of the meeting not less than forty eight hours before the time for the holding of the meeting.

African Gem Resources Limited

Incorporated in the Republic of South Africa
Registration No. 1998/007292/06

Form of proxy

I/We __________________________________ of __________________________________

being a member of African Gem Resources Limited, hereby appoint

1. ____ or failing him/her

2. ____ or failing him/her

3. the Chairman of the Annual General Meeting

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the company to be held at the Industrial Development Corporation, 19 Fredman Drive, Sandton, 09h00 on Monday, 25 June 2001, and at any adjournment thereof as follows:-

	FOR	AGAINST	ABSTAIN
RESOLUTION NUMBER 1 TO approve the audited Annual Financial Statements for the year ended 28 February 2001.			
RESOLUTION NUMBER 2 TO re-elect the following directors:-			
Michael John Nunn			
Mervyn Shein			
Dean Roy Cunningham			
Sipho Mkhize			
Andre Bekker			
Christopher Hardy Boulle			
RESOLUTION NUMBER 3 TO re-appoint KPMG as the auditors for the forthcoming year			
RESOLUTION NUMBER 4 TO confirm the auditors' remuneration for the year ended 28 February 2001			
RESOLUTION NUMBER 5 TO confirm the directors' remuneration for the year ended 28 February 2001			
RESOLUTION NUMBER 6 TO place the authorised and unissued shares under the control of the directors until the next Annual General Meeting			
SPECIAL RESOLUTION NUMBER 1 TO grant a general authority to African Gem Resources Limited to acquire shares in itself or in its holding company			

(Indicate instruction to proxy by way of a cross in space provided above)

Unless otherwise instructed, my/our proxy may vote as he/she thinks fit.

Signed at __________________ on __________________ 2001

____
Signature



Anniversary Letter

August 2001

Dear Partner

The strongest and most resilient armies are those that have endured the most hardship and fought the most trying wars.

There is no royal road to learning

Our first year as a public company has been peppered with its fair share of battles. We have had to reaffirm our position in Tanzania, stop-start development of the Merelani Tanzanite Mine, launch a unique luxury goods brand in a rapidly globalising world and incite investor interest in a despondent market. We celebrate our first birthday with frustration with the obstacles that have hindered us, and humble regard for how far we have come in spite of them.

We are very pleased with the unanimous decision of the full bench of the High Court of Tanzania to dismiss the law suit we faced from small scale artisanal mining associations in its entirety with costs. The outcome bears testimony to Tanzania's nurturing of foreign investment and its commitment to the Rule of Law. We look forward to embarking on constructive dialogue with the artisanal miners.

The court case caused a delay in the opening of our Merelani Tanzanite Mine and the initiation of commercial production. Given the positive outcome of the case, we have reassessed our mining strategy with a view to speeding up the development of the mine, which we expect to be in commercial production in the first half of 2002.

Good fences make good neighbours

We are slowly but surely establishing our presence and our purpose in Tanzania. We have erected an 8 km fence around our operational area and since then, our licence border has been respected by our neighbours. Sentiment in the press, certainly the most aggressive mouthpiece of our opponents, has been more positive in the past quarter. We look forward to future media coverage reflecting a better understanding of our role in the development of the tanzanite industry and our genuine commitment to a 'win-win' solution for all players.

Experience is the best teacher

Development at our mine in Tanzania is continuously adding to our geological understanding of the tanzanite deposit. The initial model of part of the resource (known as the Lower Horizon) ascribing the mineralisation to boudin development in folds is still valid. It is however becoming increasingly evident that this model requires refinement and our geological team has found that the ore body is more complex than they had previously anticipated.

The sinking of a new exploration shaft in the Upper Horizon is yielding exciting new geological information. Based on previous reports, the Upper Horizon yielded only low grade tanzanite. Recent samples from this horizon indicated the presence of exceptionally good quality tanzanite. The geology of this horizon is similar to that of

the Lower Horizon, but as yet, it is not as well understood. The overall effect of this is that the tanzanite distribution is less predictable. A bulk sample program is currently being conducted to fully investigate the economic viability of the Upper Horizon.

A drilling program is planned to commence before year end. The program will provide critical information on the structure and continuity of the Lower and Upper Horizons as well as establishing the deeper extent of the ore body.

From little acorns mighty oaks grow

We are a very different business today from what we were a year ago and I have little doubt that I will repeat myself in the year to come. Our results have been good, and while the downturn in the US economy and the delays caused by the court case will impact the achievement of our sales targets in the short term, we will move ahead, focused and steadfast and committed to our long term vision.

We are delighted to present you with a taste of our brand for premium quality tanzanite: "Tanzanite Foundation". The enclosed brochure will delight you with the detail of an initiative that promises to change the way that not only tanzanite, but all other coloured gemstones, are taken to market. We look forward to reporting on the growth and metamorphosis of the Tanzanite Foundation and welcome you to our new website: www.tanzanitefoundation.com



Tanzanite Foundation stand at the Jewellex Trade Fair, Johannesburg, August 2001



Minister Phumzile Mlambo-Ngcuka, South Africa's Minister of Energy & Minerals, discusses the Tanzanite Foundation with Mike Nunn & Rob Burton

We are grateful for your continued support and welcome your feedback.

Warm regards

Mike

Mike Nunn
AFGEM

Visit us at www.africangem.com.

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID-AFRIKA MAATSKAPPYWET, 1973

Vorm
Form CM27A

NOTICE OF CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY COMPANY SECRETARY OR REMOVAL OF COMPANY SECRETARY

KENNISGEWING VAN TOESTEMMING TOT AANSTELLING, VERANDERING VAN NAAM OF BEDANKING DEUR MAATSKAPPY SEKRETARIS OF ONTSLAG VAN MAATSKAPPY SEKRETARIS

(SECTIONS 268B AND 268I - ARTIKELS 268B EN 268I)

Name of company / Naam van maatskappy: AFRICAN GEM RESOURCES LIMITED   No. 1998/007292/06

02 FEB 11 AM 8:16

A. Consent/Toestemming

I hereby consent to my appointment as company secretary of the above-named company.
I certify that I am not disqualified in terms of sections 268F of the Companies Act, 1973 from being a company secretary.

Ek stem hierby toe tot my aanstelling as maatskappy secretaris van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 268F van die Maatskappywet, 1973 gediskwalifiseer is om as maatskappy sekretaris aangestel te word nie.

Signed / Onderteken: [signature]   Date / Datum: 16-03-2000

(To be signed by company secretary personally/Moet persoonlik deur maatskappy sekretaris onderteken word)

B. Personal particulars of company secretary/Besonderhede van maatskappy sekretaris

1. Surname-Name of partnership/body corporate / Van-Naam van vennootskap/regspersoon	J D HILL & COMPANY
2. Full forenames of person who qualified / Volle voorname van persoon wat kwalifiseer	
3. Former surname and forenames/Vorige van en voorname	
4. Identity number or, if not available, date of birth/Registration number of body corporate / Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/Registrasienommer van regspersoon	Year/Jaar · Month/Maand · Day/Dag
5. Date of appointment/Datum van aanstelling	28-02-2000 COMPANY SECRETARY
6. Residential address/Woonadres	93 BEDFORD AVENUE BENONI 1501
7. Business address/Besigheidsadres	93 BEDFORD AVENUE BENONI 1501
8. Postal address/Posadres	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
9. Nationality/Nasionaliteit (if not South African/indien nie Suid-Afrikaans nie)	SA
10. Telephone number/Telefoonnommer	

C. Resignation or removal of company secretary/Bedanking of ontslag van maatskappy sekretaris

The company secretary, paticulars of which are stated in Part B, has resigned with effect from .... /has been removed from office with effect from ..../Die maatskappy sekretaris, die besonderhede waarvan in deel B vermeld word, het met ingang van ....bedank/is met ingang van ....uit sy amp ontslaan.

Date/Datum ____________   Signature/Handtekening ____________

(To be completed by the company secretary/director/officer, as the case may be, and lodged with the Registrar/ Moet deur die maatskappy sekretaris/direkteur beampte, na gelang van die geval, ingevul en by die Registrateur ingedien word.)

Notice of cosent to appointment, change of name or resignation by company secretary or removal of company secretary dated 28 february 2000

Kennisgewing van toestemming to aanstelling, verandering van naam of bedanking deur die maatskappy sekretaris of ontslag van maatskappy sekretaris gedateer ....

Name of secretary and company / Naam van sekretaris en maatskappy: J D HILL & COMPANY / AFRICAN GEM RESOURCES LIMITED

Postal address/Posadres ....
PO BOX 492 BENONI
(DOCEX 35 BENONI)

Return Received/Opgawe ontvang
Date stamp of Companies Registration office/Datumstempel van Registrasiekantoor vir Maatskappye
Invalid if not stamped/Ongeldig indien nie gestempel nie

CONSENT TO WAIVE PERIOD OF NOTICE OF MEETING TO PASS A SPECIAL RESOLUTION

Registration number of Company 1998/07292/06

Section 199 (3)
Companies Registration Office
P.O. Box 429, Pretoria, 0001.
Telegraphic Address: "Maatcom",

Name of company AFRICAN GEM RESOURCES LIMITED

We, the undermentioned members of the above-mentioned company, consent and agree that at the general meeting of the company to be held on 7 APRIL 2000 and of which less than 21 days notice was given, a resolution relating to the amendment of the company's articles and the granting of the general authority for the company or a subsidiary of the company to acquire shares in the company

may be proposed and passed as a special resolution.

Date 30/3/2000 Signature [signature]
Date 30/3/2000 Signature [signature]
Date 31/3/2000 Signature [signature]
Date 31/3/2000 Signature [signature]
Date 3/3/2000 Signature [signature]
Date Signature

I certify that the members of the company whose signatures are affixed above are the majority in number of the members of the company having the right to attend and vote at the meeting concerned and that they hold in aggregate not less than 95 per cent of the total votes held by all the members of the company.

Date 6/4/2000 Signature [signature]
Director/Secretary

To be attached to special resolution lodged for registration.

SPOOR

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM25

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2000 -05- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CONSENT TO WAIVE PERIOD OF NOTICE OF MEETING TO PASS A SPECIAL RESOLUTION

Registration number of Company
1998/07292/06

Section 199 (3)
Companies Registration Office
P.O. Box 429, Pretoria, 0001.
Telegraphic Address: "Maatcom".

Name of company AFRICAN GEM RESOURCES LIMITED

We, the undermentioned members of the above-mentioned company, consent and agree that at the general meeting of the company to be held on 7 APRIL 2000 and of which less than 21 days notice was given, a resolution relating to the amendment of the company's articles and the granting of the general authority for the company or a subsidiary of the company to acquire shares in the company

may be proposed and passed as a special resolution.

Date 30. 3. 2000	Signature [signature]
Date 30. 3. 2000	Signature [signature]
Date 30. 3. 2000	Signature [signature]
Date 31 - 3 - 2000	Signature [signature] for Vinet Investment (Pty) Ltd
Date	Signature
Date	Signature

I certify that the members of the company whose signatures are affixed above are the majority in number of the members of the company having the right to attend and vote at the meeting concerned and that they hold in aggregate not less than 95 per cent of the total votes held by all the members of the company.

Date 6/4/2000 Signature [signature]
Director/Secretary

To be attached to special resolution lodged for registration.

CONSENT TO WAIVE PERIOD OF NOTICE OF MEETING TO PASS A SPECIAL RESOLUTION

Section 199 (3)
Companies Registration Office
P.O. Box 429, Pretoria, 0001.
Telegraphic Address: "Maatcom".

Registration number of Company
1998/07292/06

Name of company AFRICAN GEM RESOURCES LIMITED

We, the undermentioned members of the above-mentioned company, consent and agree that at the general meeting of the company to be held on 7 APRIL 2000 and of which less than 21 days notice was given, a resolution relating to the amendment of the company's articles and the granting of the general authority for the company or a subsidiary of the company to acquire shares in the company

may be proposed and passed as a special resolution.

Date 3/4/2000 Signature [signature]

Date 3/4/2000 Signature [signature]

Date Signature

Date Signature

Date Signature

Date Signature

I certify that the members of the company whose signatures are affixed above are the majority in number of the members of the company having the right to attend and vote at the meeting concerned and that they hold in aggregate not less than 95 per cent of the total votes held by all the members of the company.

Date 6/4/2000 Signature [signature]
Director/Secretary

To be attached to special resolution lodged for registration.

CONSENT TO WAIVE PERIOD OF NOTICE OF MEETING TO PASS A SPECIAL RESOLUTION

Registration number of Company
1998/07292/06

Section 199 (3)
Companies Registration Office
P.O. Box 429, Pretoria, 0001.
Telegraphic Address: "Maatcom".

Name of company AFRICAN GEM RESOURCES LIMITED

We, the undermentioned members of the above-mentioned company, consent and agree that at the general meeting of the company to be held on 7 APRIL 2000 and of which less than 21 days notice was given, a resolution relating to the amendment of the company's articles and the granting of the general authority for the company or a subsidiary of the company to acquire shares in the company

may be proposed and passed as a special resolution.

Date 31 March 2000 Signature [signature]

Date 5th April 2000 Signature [signature]

Date ______ Signature ______

Date ______ Signature ______

Date ______ Signature ______

Date ______ Signature ______

I certify that the members of the company whose signatures are affixed above are the majority in number of the members of the company having the right to attend and vote at the meeting concerned and that they hold in aggregate not less than 95 per cent of the total votes held by all the members of the company.

Date 6/4/2000 Signature [signature]
Director/Secretary

To be attached to special resolution lodged for registration.

CONSENT TO WAIVE PERIOD OF NOTICE OF MEETING TO PASS A SPECIAL RESOLUTION


REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS
Registration number of Company
1998/07292/06

Section 199 (3)
Companies Registration Office
P.O. Box 429, Pretoria, 0001.
Telegraphic Address: "Maatcom".

Name of company AFRICAN GEM RESOURCES LIMITED

We, the undermentioned members of the above-mentioned company, consent and agree that at the general meeting of the company to be held on 7 APRIL 2000 and of which less than 21 days notice was given, a resolution relating to the amendment of the company's articles and the granting of the general authority for the company or a subsidiary of the company to acquire shares in the company

may be proposed and passed as a special resolution.

Date 29/3/2000 Signature

Date 29/3/2000 Signature

Date 29/3/2000 Signature

Date 29/3/2000 Signature

Date 30/3/2000 Signature

Date 30/3/2000 Signature

I certify that the members of the company whose signatures are affixed above are the majority in number of the members of the company having the right to attend and vote at the meeting concerned and that they hold in aggregate not less than 95 per cent of the total votes held by all the members of the company.

Date 6/4/2000 Signature
Director/Secretary

To be attached to special resolution lodged for registration.

Special resolution

(Section 200)
(To be lodged in duplicate)

revenue franking machine impression R80

SCANNED

Registration No. of company
1998/07292/06

Name of company AFRICAN GEM RESOURCES LIMITED

Date notice given to members 29 March 2000 Date resolution passed 7 April 2000

Special resolution passed in terms of section 62 85 of the Act/~~*paragraph~~ ~~of the memorandum/~~

*article 13 of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/~~*not attached~~.

CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:

See Annexure A

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT
REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE
DATE/DATUM 25/1/02

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2000 -05- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Rubber stamp of company, if any, or of secretaries.

Date 7 April 2000 Signature
Director/~~Secretary/Manager~~

Name (in block capitals) D CUNNINGHAM

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
1998/07292/06

Name of company AFRICAN GEM RESOURCES LIMITED

Postal address ~~Private Bag X1, Excom, 2023~~
SPOOR AND FISHER
TO BE COLLECTED

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE
Date stamp of Companies Registration Office
2000 -05- 16
Registrar of Companies

Not valid unless stamped by Registrar of Companies.

35315.

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973, AS AMENDED



AFRICAN GEM RESOURCES LIMITED
(Registration No. 1998/07292/06)
("the company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the company will be held at 11:00 on 7 April 2000 if a form CM25 is signed by the requisite majority of the company's shareholders or 20 April 2000 if a form CM25 is not signed by the requisite majority of the company's shareholders in the main boardroom of Industrial Development Corporation of South African Limited which is situated at 19 Fredman Drive, Sandton, for the purpose of considering and, if deemed fit, passing, with or without modification, the following resolutions as special resolutions and ordinary resolutions, as the case may be :

1 **AS SPECIAL RESOLUTION NUMBER 1**

"RESOLVED THAT the existing memorandum and articles of association of the company be abrogated and that in place thereof, the company adopts new ~~memorandum and~~ articles of association which have been tabled at and approved by this meeting and which have been signed by the chairman of this meeting for the purpose of identification."

2 **AS SPECIAL RESOLUTION NUMBER 2**

"RESOLVED THAT the directors be authorised pursuant, *inter alia*, to Articles 13.7 and 13.8 of the company's articles of association to facilitate, *inter alia*, the acquisition by the company, or a subsidiary of the company, from time to time of the issued shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the the Companies Act, Act No 61 of 1973, as amended and the Listings Requirements from time to time of the Johannesburg Stock Exchange ("JSE") ("the Listings Requirements"), which general approval shall endure until the forthcoming annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 2), it being recorded that the Listing

Requirements currently require, inter alia, that the company may make a general repurchase of securities only if :

i) the repurchase of securities is implemented on the JSE ("open market");

ii) the company is authorised thereto by its articles;

iii) the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 months from the date of the resolution;

iv) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted;

v) repurchases must not be made at a price more than 5% above the weighted average of the market value for the securities for the five business days immediately preceding the date of repurchase;

vi) at the time of entering the market for the purpose of share repurchase, the company will make available to the JSE its latest published annual financial statements or, if nine months or more have elapsed since the date of such annual financial statements, the reviewed interim results of the company. In addition, the company will make available to the JSE a forecast of the income statement, balance sheet and cash flow statement for the twelve month period immediately succeeding the date on which the company is to enter the market for the purpose of share repurchase;

vii) a paid press announcement containing full details of such acquisition will be published as soon as the company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition; and

viii) the directors of the company shall implement a general repurchase of the company's shares, should they be of the opinion, after considering the effect of such repurchase of shares, that -

- the company will be able to pay its debts in the ordinary course of business;



- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice are in excess of the consolidated liabilities of the company;

- the company will have adequate capital; and

- the working capital of the company will be sufficient for the company's requirements for the year ahead.

3 **AS ORDINARY RESOLUTION NUMBER 1**

"RESOLVED THAT the directors of the company be and are hereby authorised to convert to STRATE (Share Transactions Totally Electronic), as and when required to do so by the JSE."

4 **AS ORDINARY RESOLUTION NUMBER 2**

"RESOLVED THAT the unissued shares in the capital of the company be and they are hereby placed under the control of the directors, and the directors be and are hereby given a general authority unconditionally to allot or issue any of the unissued shares for the time being in the company's capital to such persons, in such proportions and at such prices as they deem fit, in accordance with the provisions of the Companies Act, 1973 (as amended) and the rules and regulations of the JSE."

5 **AS ORDINARY RESOLUTION NUMBER 3**

"RESOLVED THAT the African Gem Resources Limited Share Incentive Trust (2000), a copy of which is tabled at this meeting and initialled by the Chairman for the purposes of identification, be and is hereby approved."

6 **AS ORDINARY RESOLUTION NUMBER 4**

"RESOLVED THAT subject to the passing of ordinary resolution number 2, the directors of the company be an are hereby authorised by way of a general authority, to issue all or any of the authorised but unissued ordinary shares of 0,001 cent each in the capital of the company for cash as they in their discretion deem fit, subject to the following limitation;



i) this authority will not extend beyond the later of the date of the annual general meeting of the company in respect of its financial year ending 28 February 2001 or the date of the expiry of 15 months from the date of this general meeting;

ii) issues in terms of this authority will not exceed 10% in the aggregate of the aggregate of the number of ordinary shares in the company's issued capital in any one financial year and shall not in the aggregate exceed 15% of the company's issued share capital over a three-year period;

iii) a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within any one financial year 5% or more of the number of ordinary shares in issue prior to such issue;

iv) in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of such shares, as determined over the 30 day period prior to the date that the price of the issue is determined or agreed by the directors of the company; and

any such issue will only be made to public shareholders as defined by the JSE after the listing of the entire issued share capital of the company on the JSE.

7 **AS ORDINARY RESOLUTION NUMBER 5**

"RESOLVED THAT each director of the company be and is hereby authorised to sign all such documents and do all such things as may be necessary for or incidental to the registration and/or implementation of the aforegoing special and ordinary resolutions passed at the meeting convened to consider those resolutions and this resolution."

The terms of the special resolutions appear above and the effect thereof will be and the reasons therefor are -

1 the company will have adopted a new memorandum of association to correctly reflect the company's trading activities in accordance with the requirements of the JSE relating to public companies listed or to be listed on the JSE and to comply with the provisions of the Companies Act No. 61 of 1973, as amended.

2 The reason and effect of Special Resolution Number 2 is to grant to the company a general approval in terms of the Companies Act 61 of 1973 (as amended by the Companies Amendment Act 37 of 1999) to facilitate the acquisition of the company's own shares which general approval shall be valid until the earlier of the next annual general meeting of the company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the company; provided that the general authority shall not extend beyond fifteen months from the date of this general meeting.

A member entitled to attend and vote at the general meeting is entitled to appoint a proxy to attend and speak and, on a poll, to vote at the general meeting in place of a member. A proxy need not be a member of the company.

Date: 29/3/2000

DIRECTOR

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

CM29
CM29

Maatskappywet, 1973,Art.216(2),276,322(1),325(1) en 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

Companies Act, 1973,Sec.216(2),276,322(1),325(1) and 327(1)

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1998/007292/06

AFRICAN GEM RESOURCES LIMITED
PO BOX 492
BENONI
(DOCEX 35 BENONI)

R50 R100

Opgawe van besonderhede soos op / Return of particulars as at 17 JULY 2000

Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, J D HILL & COMPANY (PERFORMING SECRETARIAL DUTIES)
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken / Signed: JD Hill & C

Datum / Date: 17 JULY 2000

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BEKKER
2. Volle voorname/Full forenames	ANDRE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or,if not available, date of birth	Year/Jaar, Month/Maand, Day/Dag 5 9 0 6 1 8 5 0 2 6 0 8 8
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	12-10-1999 DIRECTOR
6. Woonadres/Residential address	19 WATSON STREET HELDERKRUIN 1724
7. Besigheidsadres/Business address	19 FREDMAN DRIVE SANDTON 2196
8. Posadres/Postal address	PO BOX 784055 SANDTON 2146
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	GEOLOGIST
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

1.: BOULLE

2.: CHRISTOPHER HARDY

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
7 1 1 1 0 3 5 1 8 4 0 8 2

5.: (a) 29-06-2000
(b) DIRECTOR

6.: 117 BOSWELL AVENUE MONDEOR
2091

7.: KENTGATE 64 KENT RD, CNR OXFORD
DUNKELD 2196

8.: PO BOX 52235 SAXONWOLD
2132

9.:

10.: ATTORNEY

11.: Yes

12.: APPOINTED 29-06-2000

1.: CUNNINGHAM

2.: DEAN ROY

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
5 9 1 2 1 1 5 1 3 8 0 0 1

5.: (a) 14-09-1998
(b) DIRECTOR

6.: 4 HAGAN ROAD GREENSIDE
2193

7.: SUITE 105 SA DIAMOND CENTRE 240 COMMISSIONER STREET
JOHANNESBURG 2001

8.: PRIVATE BAG X1 SUITE 105
EXCOM 2023

9.:

10.: BUSINESSMAN

11.: Yes

12.: NONE

1.: MKHIZE

2.: SIPO

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
6 1 0 3 1 0 5 5 7 6 3 0 8

5.: (a) 12-10-1999
(b) DIRECTOR

6.: 89 MORNINGSIDE PLACE FIRST AVENUE
RIVONIA 2128

7.: 19 FREDMAN DRIVE SANDTON
2196

8.: PO BOX 784055 SANDTON
2146

9.:

10.: ENGINEER

11.: Yes

12.: NONE

1.: NAIDOO

2.: KARUNAGAREN

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
5 8 0 3 1 7 5 1 6 9 0 8 7

5.: (a) 16-09-1999
(b) DIRECTOR

6.: 2 NURSERY ROAD THE GARDENS
2192

7.: 82 JOSEPH STREET HIGHLANDS NORTH
2037

8.: PO BOX 64919 HIGHLANDS NORTH
2037

9.:

10.: CHARTERED ACCOUNTANT

11.: Yes

12.: RESIGNED 29-06-2000

1.: NUNN

2.: MICHAEL JOHN

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
5 9 1 2 1 9 5 7 6 8 0 8 1

5.: (a) 14-09-1998
(b) DIRECTOR

6.: 34 - 3RD AVENUE ILLOVO
2196

7.: SUITE 105 SA DIAMOND CENTRE 240 COMMISSIONER STREET
JOHANNESBURG 2001

8.: PO BOX 2542 PARKLANDS
2121

9.: BRITISH

10.: BUSINESSMAN

11.: Yes

12.: NONE

1.: SHEIN

2.: MERVYN

3.:

4.: Jaar / Year | Maand / Month | Dag / Day
5 1 1 2 2 0 5 1 1 4 0 8 3

5.: (a) 14-09-1998
(b) DIRECTOR

6.: 186-10TH AVENUE HIGHLANDS NORTH
2196

7.: 82 JOSEPH STREET HIGHLANDS NORTH
2192

8.: PO BOX 64919 HIGHLANDS NORTH
2037

9.:

10.: CHARTERED ACCOUNTANT

11.: Yes

12.: NONE

1.: CRESSWELL

2.: DANE MORRIS

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5 9 0 6 0 3 5 2 2 7 0 8 4

5.:(a) 16-09-1999

(b) DIRECTOR

6.: 651 BIOTITE ST ELARDUSRUS EXT 6 0181

7.: 136 NEWLANDS AVE WESTERN EXT BENONI 1500

8.: 651 BIOTITE ST ELARDUSRUS EXT 6 0181

9.:

10.: MINING ENGINEER

11.: YES

12.: RESIGNED 25-05-2000

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.:(a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.:(a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.:(a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.:(a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:

2.:

3.:

4.: Jaar / Year | Maand / Month | Dag / Day

5.:(a)

(b)

6.:

7.:

8.:

9.:

10.:

11.:

12.:

1.:
2.:
3.:
4.: Jaar/Year, Maand/Month, Dag/Day
5.:(a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Jaar/Year, Maand/Month, Dag/Day
5.:(a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

B. Ouditeur/Auditor

1. Naam/Name KPMG

2. Datum van aanstelling/Date of appointment 08-09-1998

3. Aard van verandering in 1 en 2 hierbo en datum/
Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer/Dated 17 JULY 2000

Naam van maatskappy/Name of company AFRICAN GEM RESOURCES LIMITED

Posadres/Postal address PO BOX 492
BENONI
(DOCEX 35 BENONI)

Datum ontvang/Date received

Datum stempel van registrasiekantoor vir maatskappye/Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2000 -07- 18
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year Jaar / Month Maand / Day Dag
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	28-02-2000 COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	93 BEDFORD AVENUE BENONI 1501
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	CHARTERED ACCOUNTANT (SA) 163626T
12. In Suid Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum. Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.:(a)	5.:(a)
(b)	(b)
6.: REG NO:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.	13.

Return of allotment of shares

[Section 93 (3)]

R100 R50

Registration No. of company 1998/007292/06

18 JUL 2000

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company AFRICAN GEM RESOURCES LIMITED

1. Date of allotment of shares 18 FEBRUARY 2000

2. Authorised capital of company:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			250000000	ORDINARY	0.00001	2500.00
Total		Total	250000000		Total	R 2500.00

3. Shares subscribed for in memorandum of association:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			10000000	ORDINARY	0.00001	100.00
Total		Total	10000000		Total	R 100.00

02 FEB 11 AM 8:16

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18 FEBRUARY 2000

Name of company

AFRICAN GEM RESOURCES

Postal address DOCEX 35, BENONI

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

13 JUL

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				105185182	ORD	0,00001	1051,85182
Total		Total	R	Total 105185182		Total	R 1051,85182

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 1051,85182

Stated capital R

Premium account R 31 949 153,148770

Total issued capital R 31 950 205,000590

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R			R		R
				232500	ORD	0,00001	0,43547 39055	101250,008029
Total		Total	R	Total 232500			Total	R 101250,008029

6.(a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital deemed to be paid-up
			R			R		R
Total		Total	R	Total			Total	R

6.(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

6.(c) The names and address of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R			R	R		R
				105417682	ORD	0,0001	0,2091717	22050400, 8317988	1054,17682
Total		Total	R	Total 105417682			Total		R 1054,17682

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

Stated capital ______ R ______

Premium account ______ R 22 050 400,831798

Total issued capital ______ R 22 051 455,008619

Certified correct

Date 17 JULY 2000

Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries

J.D. HILL & COMPANY ~~INC~~
CHARTERED ACCOUNTANT (SA)

MAATSKAPPYWET,1973 / COMPANIES ACT,1973 CM 22

(Artikel 170 / Section 170)

Kennisgewing van Geregistreerde Kantoor en Posadres van Maatskappy
Notice of Registered Office and Postal Address of Company

(Moet in tweevoud by inlywing en voor verandering van adresse ingedien word)
(To be lodged in duplicate upon incorporation and prior to change of addresses)

REGISTRASIENOMMER VAN MAATSKAPPY REGISTRATION NUMBER OF COMPANY	1998/007292/06

Naam van maatskappy
Name of company AFRICAN GEM RESOURCES LIMITED

(a) Die ligging van die geregistreerde kantoor en die posadres van bogenoemde maatskappy is soos volg:
The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Geregistreerde adres
Registered address 93 BEDFORD AVENUE BENONI
1501

(ii) Posadres
Postal address PO BOX 492 BENONI
(DOCEX 35 BENONI)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2000-07-18
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(b) Die datum van die beoogde veranderings in die adresse is
The date of the intended changes in the addresses is 8/8/2000

(Beide adresse moet te alle tye verskaf word/ **Both addresses must be furnished at all times)**

T D Hill & Co — 17 JULY 2000

HANDTEKENING/SIGNATURE — DATUM/DATE
(Direkteur/Sekretaris/Beampte / ~~Director~~/Secretary/~~Officer~~)

Die veranderings tree in werking op / **The changes take effect on** 8/8/2000

[signature] — 18/7/2000

REGISTRATEUR VAN MAATSKAPPYE
REGISTRAR OF COMPANIES — DATUM/DATE

Naam van maatskappy
Name of company
AFRICAN GEM RESOURCES LIMITED

Posadres
Postal address ~~[struck out]~~ Docex 35
~~BENONI(DOCEX 35 BENONI)~~ Benoni

Kantoorgebruik / Office use

Dataverwerking / **Data processing**

(1) Opgeneem/ **Recorded**
Datum en paraaf
Date and initials ______

(2) Regstelling/ **Corrections**
Datum en paraaf
Date and initials ______

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registration Office

Inhoud van Register van Direkteure, Ouditeure en Beamptes

CM29

Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973,Art.216(2),276,322(1),325(1) en 327(1)

Companies Act, 1973,Sec.216(2),276,322(1),325(1) and 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1998/007292/06

AFRICAN GEM RESOURCES LIMITED
PO BOX 492
BENONI
1500

Opgawe van besonderhede soos op /
Return of particulars as at 26 JUNE 2001

Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, WE, J D HILL & COMPANY (PERFORMING SECRETARIAL DUTIES)
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed JD Hill & Co
Datum
Date 26 JUNE 2001

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BEKKER
2. Volle voorname/Full forenames	ANDRE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar 59, Month/Maand 06, Day/Dag 18 5 9 0 6 1 8 5 0 2 6 0 8 8
5. (a) Datum van aanstelling/Date of appointment	12-10-1999
(b) Betiteling/Designation	DIRECTOR
6. Woonadres/Residential address	19 WATSON STREET HELDERKRUIN 1724
7. Besigheidsadres/Business address	19 FREDMAN DRIVE SANDTON 2196
8. Posadres/Postal address	PO BOX 784055 SANDTON 2146
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	GEOLOGIST
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

1.: BOULLE
2.: CHRISTOPHER HARDY
3.:
4.: Jaar/Year Maand/Month Dag/Day
7 1 1 1 0 3 5 1 8 4 0 6 2
5.: (a) 29-06-2000
(b) DIRECTOR
6.: 117 BOSWELL AVENUE MONDEOR
2091
7.: KENTGATE 64 KENT RD, CNR OXFORD
DUNKELD 2196
8.: PO BOX 52235 SAXONWOLD
2132
9.:
10.: ATTORNEY
11.: Yes
12.: NONE

1.: CUNNINGHAM
2.: DEAN ROY
3.:
4.: Jaar/Year Maand/Month Dag/Day
5 9 1 2 1 1 5 1 3 8 0 0 1
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 4 HAGAN ROAD GREENSIDE
2193
7.: 55 MARSHALL STREET JOHANNESBURG
2001
8.: PO BOX 544 PARKLANDS
2121
9.:
10.: BUSINESSMAN
11.: Yes
12.: RESIGNED 26-06-2001

1.: MKHIZE
2.: SIPO
3.:
4.: Jaar/Year Maand/Month Dag/Day
6 1 0 3 1 0 5 5 7 6 3 0 8
5.: (a) 12-10-1999
(b) DIRECTOR
6.: 89 MORNINGSIDE PLACE FIRST AVENUE
RIVONIA 2128
7.: 19 FREDMAN DRIVE SANDTON
2196
8.: PO BOX 784055 SANDTON
2146
9.:
10.: ENGINEER
11.: Yes
12.: NONE

1.: NUNN
2.: MICHAEL JOHN
3.:
4.: Jaar/Year Maand/Month Dag/Day
5 9 1 2 1 9 5 7 6 8 0 8 1
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 34 - 3RD AVENUE ILLOVO
2196
7.: SUITE 105 SA DIAMOND CENTRE 240 COMMISSIONER STREET
JOHANNESBURG 2001
8.: PO BOX 2542 PARKLANDS
2121
9.: BRITISH
10.: BUSINESSMAN
11.: Yes
12.: NONE

1.: SHEIN
2.: MERVYN
3.:
4.: Jaar/Year Maand/Month Dag/Day
5 1 1 2 2 0 5 1 1 4 0 8 3
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 186-10TH AVENUE HIGHLANDS NORTH
2196
7.: 82 JOSEPH STREET HIGHLANDS NORTH
2192
8.: PO BOX 64919 HIGHLANDS NORTH
2037
9.:
10.: CHARTERED ACCOUNTANT
11.: Yes
12.: NONE

1.:
2.:
3.:
4.: Jaar/Year Maand/Month Dag/Day
5.: (a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

Registrasie No. van maatskappy
Registration No. of company

1998/007292/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.: Jaar/Year Maand/Month Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year Maand/Month Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name KPMG

2. Datum van aanstelling/Date of appointment 08-03-1998

3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer/Dated 28 JUNE 2001

Naam van maatskappy/Name of company AFRICAN GEM RESOURCES LIMITED

Posadres/Postal address PO BOX 492
BENONI
1500

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Datum ontvang/Date received
2001 -06- 28
Datumstempel van Registrasiekantoor vir maatskappye/Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS | 1998/007292/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar Month/Maand Day/Dag
5. (a) Datum van aanstelling/Date of appointment	28-02-2000
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	93 BEDFORD AVENUE BENONI 1501
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	CHARTERED ACCOUNTANT (SA) 163626T
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

CHANGE OF THE END OF THE CURRENT FINANCIAL YEAR
VERANDERING VAN DIE EINDE VAN DIE LOPENDE BOEKJAAR

Companies Act, 1973 sections 285 (2),329 (2)-Maatskappywet, 1973, artikels 285 (2), 329 (2)-

Companies Registration Office
Department of Commerce and Consumer Affairs
Zanza Buildings, 116 Proes Street, Pretoria, 0002
P.O. Box 429, Pretoria, 0001
Telegraphic Address "Maatcom"

Registrasiekantoor vir Maatskappye
Departement van Handel en Verbruikersake
Zanzagebou, Proestraat 116, Pretoria, 0002
Posbus 429, Pretoria, 0001
Telegramadres "Maatcom"

Name of Company
Naam van Maatskappy AFRICAN GEM RESOURCES LIMITED

Revenue Stamp or Revenue franking machine impression
Inkomsteseel of Inkomstefrankeermasjienstempel
R30

2001-06-19

Registration No.
Registrasie Nr. 1998/007292/06

The end of the current financial year is
Die einde van die lopende boekjaar is FEBRUARY 2002

A. The end of the current financial year has been brought forward to*
Die einde van die lopende boekjaar is vervroeg na*

B. The end of the current financial year must be extended to*
Die einde van die lopende boekjaar moet verleng word na* MARCH 2002

Reasons for extension
Redes vir verlenging

IN ORDER TO FIT IN WITH THE QUARTERS IN THE YEAR

02 FEB 11 AM 8:16

Date / Datum 15 MAY 2001

Signature: ~~Director/Manager~~/Secretary
Handtekeninge: ~~Direkteur/Bestuurder/Sekretaris~~

*Not exceeding six months/Hoogstens ses maande

Approved/Refused: Registrar of Companies
Goedgekeur/Afgekeur: Registrateur van Maatskappye

(To be completed by company/Moet deur maatskappy ingevul word)

Advice of change of the end of the current financial year dated
Medeling van verandering van die einde van die lopende boekjaar gedateer 15 MAY 2001 CM 32

28-02-2002 31-03-2002

Approved/Refused
Goedgekeur/Afgekeur

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

2001-07-26

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registrar of Companies
Registrateur van Maatskappye

Name of Company
Naam van Maatskappy AFRICAN GEM RESOURCES LIMITED

Postal Address
Posadres PO BOX 492

BENONI

1500

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

CM29
CM29

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1998/007292/06

AFRICAN GEM RESOURCES LIMITED
PO BOX 492
BENONI
1500

R50 R100

Opgawe van besonderhede soos op /
Return of particulars as at 23 AUGUST 2001

Verklaring/Statement

Ek, ____________________
(naam van direkteur of beampte)

verklaar dat die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, WE, J D HILL & COMPANY (PERFORMING SECRETARIAL DUTIES)
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]
Datum
Date 23 AUGUST 2001

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BEKKER
2. Volle voorname/Full forenames	ANDRE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar Month/Maand Day/Dag 5 9 0 6 1 8 5 0 2 6 0 8 8
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	12-10-1999 DIRECTOR
6. Woonadres/Residential address	19 WATSON STREET HELDERKRUIN 1724
7. Besigheidsadres/Business address	19 FREDMAN DRIVE SANDTON 2196
8. Posadres/Postal address	PO BOX 784055 SANDTON 2146
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	GEOLOGIST
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

1.: BOULLE
2.: CHRISTOPHER HARDY
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 7 1 1 1 0 3 5 1 8 4 0 8 2
5.: (a) 29-06-2000
(b) DIRECTOR
6.: 117 BOSWELL AVENUE MONDEOR 2091
7.: KENTGATE 64 KENT RD, CNR OXFORD DUNKELD 2196
8.: PO BOX 52235 SAXONWOLD 2132
9.:
10.: ATTORNEY
11.: Yes
12.: NONE

1.: CUNNINGHAM
2.: DEAN ROY
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 5 9 1 2 1 1 5 1 3 8 0 0 1
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 4 HAGAN ROAD GREENSIDE 2193
7.: 55 MARSHALL STREET JOHANNESBURG 2001
8.: PO BOX 544 PARKLANDS 2121
9.:
10.: BUSINESSMAN
11.: Yes
12.: APPOINTED 14-09-1998

1.: MKHIZE
2.: SIFO
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 6 1 0 3 1 0 5 5 7 6 3 0 8
5.: (a) 12-10-1999
(b) DIRECTOR
6.: 89 MORNINGSIDE PLACE FIRST AVENUE RIVONIA 2128
7.: 19 FREDMAN DRIVE SANDTON 2196
8.: PO BOX 784055 SANDTON 2146
9.:
10.: ENGINEER
11.: Yes
12.: NONE

1.: MPUNGWE
2.: AMI RAMADHAN
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 5 1 0 2 2 4
5.: (a) 23-08-2001
(b) DIRECTOR
6.: 17 OLYMPIO FLAT A.H. MWINYI ROAD DAR-ES-SALAAM TANZANIA
7.: 1ST FLOOR, AMI BUILDING SAMORA AVENUE DAR-ES-SALAAM TANZANIA
8.: PO BOX 6444 DAR-ES-SALAAM TANZANIA
9.: TANZANIAN
10.: CONSULTANT
11.: No
12.: APPOINTED 23-08-2001

1.: NUNN
2.: MICHAEL JOHN
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 5 9 1 2 1 9 5 7 6 8 0 8 1
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 34 - 3RD AVENUE ILLOVO 2196
7.: SUITE 105 SA DIAMOND CENTRE 240 COMMISSIONER STREET JOHANNESBURG 2001
8.: PO BOX 2542 PARKLANDS 2121
9.: BRITISH
10.: BUSINESSMAN
11.: Yes
12.: NONE

1.: SHEIN
2.: MERVYN
3.:
4.: Jaar/Year | Maand/Month | Dag/Day: 5 1 1 2 2 0 5 1 1 4 0 8 3
5.: (a) 14-09-1998
(b) DIRECTOR
6.: 186-10TH AVENUE HIGHLANDS NORTH 2196
7.: 82 JOSEPH STREET HIGHLANDS NORTH 2192
8.: PO BOX 64919 HIGHLANDS NORTH 2037
9.:
10.: CHARTERED ACCOUNTANT
11.: Yes
12.: NONE

1.:	CUNNINGHAM	1.:	
2.:	DEAN ROY	2.:	
3.:		3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 9 1 2 1 1 5 1 3 8 0 0 1	4.:	Jaar/Year, Maand/Month, Dag/Day:
5.:(a)	14-09-1998	5.:(a)	
(b)	DIRECTOR	(b)	
6.:	4 HAGAN RD GREENSIDE 2193	6.:	
7.:	55 MARSHALL ST JHB 2001	7.:	
8.:	PO BOX 544 PARKLANDS 2121	8.:	
9.:		9.:	
10.:	BUSINESSMAN	10.:	
11.:	YES	11.:	
12.:	RESIGNED 10-08-2001	12.:	

B. Ouditeur/Auditor

1. Naam/Name KPMG

2. Datum van aanstelling/Date of appointment 08-09-1998

3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer / Dated 23 AUGUST 2001

Naam van maatskappy / Name of company AFRICAN GEM RESOURCES LIMITED

Posadres / Postal address PO BOX 492
BENONI
1500

Datum ontvang / Date received

Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

1998/007292/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Year/Jaar · Month/Maand · Day/Dag
5. (a) Datum van aanstelling/Date of appointment	28-02-2000
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	93 BEDFORD AVENUE BENONI 1501
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500 (DOCEX 35, BENONI)
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	CHARTERED ACCOUNTANT (SA) 163626T
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE. KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year · Maand/Month · Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

1.:	
2.:	
3.:	
4.:	Jaar/Year · Maand/Month · Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

ABRIGED PROSPECTUS

[illegible] Johannesburg Stock Exchange ("JSE") Listings Requirements)

[illegible] 0,001 cents each in the share capital of Algem [illegible] 400 cents per ordinary share.

[illegible] JSE Listings Requirements [illegible] Algem. The Directors of Algem, collectively and individually, accept full responsibility for the accuracy of the information given herein and certify that, to the best of their knowledge and belief, no other [illegible]

Opening date of the private placing (09h00)	Thursday, 27 July 2000
Closing date of the private placing (12h00)	Tuesday, 1 August 2000
Anticipated listing date (09h00)	Tuesday, 8 August 2000

1. NATURE OF BUSINESS

Algem [illegible] coloured gemstone company, mining, beneficiating and marketing high value coloured gemstones both locally and internationally. At present, Algem comprises a holding company and three subsidiaries (collectively the "Algem Group"), namely:

- Algem Gem Marketing (Pty) Ltd ("Algem Marketing"), a [illegible] and marketing company incorporated in South Africa;
- Algem International Limited ("Algem International"), an offshore marketing company incorporated in the British Virgin Islands; and
- Merelani Mining Limited ("MML"), a Tanzanian mining company incorporated in Tanzania.

The current Algem Group structure is as follows:



Through the acquisition and consolidation of the Montana Precious Group (Pty) Ltd ("Montana") and Rolling Stone CC ("Rolling Stone") into Algem Marketing, and through the purchase of the mining rights to Block "C" of the Merelani Tanzanite Mine in northern Tanzania, Algem has created a vertically integrated business, which aims to add value at all points along the route to market, from the source to the end-consumer.

Through the management teams of Montana and Rolling Stone, Algem has accumulated extensive experience in the process of adding value through the cutting, polishing, grading, [illegible] and packaging of coloured gemstones. The successful integration of these companies into the Algem Group with effect from 1 March 1999 has yielded trading results beyond management's expectations.

[illegible] 1998, Algem was successful in bidding for the assets and mining rights of Block "C" of the Merelani Tanzanite Mine, Tanzania. [illegible] gemstone of the zoisite family unique to the Merelani area, has become extremely popular in the USA market. The mining rights acquired by the Algem Group represent approximately two thirds of the world's known resources of tanzanite, offering a unique opportunity in terms of mining and marketing potential.

[illegible] 19 year life of mine [illegible] 50 million [illegible] resource. There is excellent potential for much of the resource to be upgraded to the [illegible] category [illegible] development. Proven mining extraction technology will be combined [illegible] processing plant to efficiently [illegible] the ore body, whilst continued exploration offers considerable further potential.

Algem has recognised the unique opportunity of supplying tanzanite to a market characterised by a demand [illegible] in a fragmented and informal industry. Algem aims to [illegible] price stability and supply continuity, whilst leveraging off its strategic competitive advantages: product differentiation, through a comprehensive and innovative marketing strategy.

[illegible]

2. PROSPECTS

[illegible]

[illegible]

While Algem does not plan to conduct "grassroots" exploration, R10 million has been allocated to further exploration in the Merelani [illegible] and elsewhere in sub-Saharan Africa. Numerous opportunities exist for a well capitalised and well-managed company, such as Algem, to acquire and develop economically viable operations that will ultimately enhance shareholder value by growing future earnings.

3. DIRECTORS

Name	Age	Designation	Address
Michael John Nunn	40	Chairman and chief executive officer	SA Diamond Centre, 240 Commissioner Street, Johannesburg
Melvyn Shein	48	Group financial director	SA Diamond Centre, 240 Commissioner Street, Johannesburg
Dean Roy Cunningham	40	Non-executive director	1st Floor, Corporate Place, 33 Fredman Drive, Sandton
[illegible]	38	Non-executive director	19 Fredman Drive, Sandton
Andre [illegible]	40	Non-executive director	19 Fredman Drive, Sandton
Christopher [illegible]	38	Non-executive director	[illegible], 64 Kent Road, Dunkeld

4. SHARE CAPITAL

The authorised and issued share capital of Algem before and after the private placing is as follows:

	R
Authorised	
250 000 000 ordinary shares of 0,001 cents each	2 500
Issued after the private placing	
135 820 183 ordinary shares of 0,001 cents each	1 358
Share premium (before the expenses of the private placing and after the listing)	140 [illegible] 764
Unissued	
114 178 816 ordinary shares of 0,001 cents each	

5. PROFIT HISTORY

The table below contains the audited results of the Algem Group for the financial year ended 29 February 2000.

	Year ended 29 February 2000 R'000
Turnover	8 536
Cost of sales	4 360
Gross margin	4 176
Investment income	516
Expenses	3 071
Operating profit/(loss)	1 620
Finance costs	114
Profit before taxation	1 506
Taxation	393
Profit after taxation	1 113
Outside shareholders' interests	79
Retained profit for period	1 034
Weighted average number of ordinary shares in issue ('000)	70 474
Earnings per ordinary share (cents)	1,47

No adjustments have been made to the audited profit history.

6. LISTING

The listing of 135 820 183 ordinary shares in the share capital of Algem has been granted in the "Diamonds: Mining Resources" sector of the JSE list under the abbreviated name "Algem" with effect from 09h00 on Tuesday, 8 August 2000.

7. DETAILED PROSPECTUS

Copies of the prospectus, for information purposes only, may be obtained during normal business hours from Thursday, 27 July 2000 to Tuesday, 1 August 2000, both days inclusive, at:

- Algem, Suite 105, First Floor, SA Diamond Centre, 240 Commissioner Street, Johannesburg;
- HSBC Investment Services (Africa) (Pty) Limited, Block C, HSBC Place, 6-9 Rivera Road, Houghton;
- HSBC Securities (South Africa) (Pty) Limited, Block C, HSBC Place, 6-9 Rivera Road, Houghton;
- HSBC Securities (South Africa) (Pty) Limited, East Wing, 1st Floor, Granger Bay Court, Beach Road, V & A Waterfront;
- HSBC Securities (South Africa) (Pty) Limited, T & H House, 635 Ridge Road, Berea, Durban;
- HR Levin, Attorneys, Notaries and Conveyancers, Kenyoro, 64 Kent Road (Cnr Oxford Road), Dunkeld;
- J O HB and Company, 83 Bedford Avenue, Benoni;
- KPMG Inc, Chartered Accountants (SA), 85 Empire Road, Parktown;
- all broking members of the JSE.

Investment house



Consultant geologist



Sponsoring broker



Corporate advisers



Auditors and reporting accountants



Attorneys

Attorneys, Notaries & Conveyancers

AFGEM

AFRICAN GEM RESOURCES

Prospectus

